U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 10-SB/A

Amendment No. 3

GENERAL FORM FOR REGISTRATION OF SECURITIES

OF SMALL BUSINESS ISSUER

Under Section 12(b) or (g) of the Securities Exchange Act of 1934

BUI, INC.

(Name of Small Business Issuer in its charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	87-0528557 (IRS Employer Identification No.)

66 E. Wadsworth Park Drive, Suite 101, Draper, Utah 84020

(Address of Principal Executive Offices and Zip Code)

Issuer's Telephone Number: (801) 523-8929

Securities to be registered under Section 12(b) of the Act:

Securities to be registered under Section 12(g) of the Act:

Common Stock, Par Value $0.0001

PART I

ITEM 1. DESCRIPTION OF BUSINESS

General

BUI, Inc., is a Delaware corporation engaged in the business of selling to consumers and small businesses services and products under the name "Buyers United." The marketing strategy of Buyers United is based on a membership concept under which members of Buyers United are entitled to receive the services and products offered at lower prices than can be obtained elsewhere. Buyers United uses the purchase power of its membership to negotiate lower prices from producers and resellers of the ser ducts. Lower pricing allows Buyers United to attract and retain members, and makes it possible for Buyers United to offer rebate incentive programs to its members for referring to Buyers United new prospective members.

Buyers United focuses on providing services and products that it believes are perceived by consumers and businesses as essential or are compatible with their normal annual expenditures. Buyers United is researching additional services and products to offer its members.

Buyers United has over 9,000 members located in 48 states. Its target market includes networking professionals, small businesses, and middle-class families with an annual household income between $36,000 and $80,000, as these are the most likely to respond actively to the savings opportunity offered by Buyers United. Members reside mostly in high population centers and they tend to spend more than the average on long distance services. Approximately one-third of the present membership consists of smal and entrepreneurs who operate home-based businesses.

Buyers United was formed as a Utah corporation under the name "Linguistix, Inc.", in 1995 as a subsidiary of Twin Creek Exploration Co., Inc. ("Twin Creek"). It received certain assets of Twin Creek for its stock and was spun-off to the stockholders of Twin Creek in connection with a business reorganization between Twin Creek and an unrelated corporation. Efforts to exploit the assets held by Buyers United after the spin-off were unsuccessful, and the assets were sold or written In November 1997, Buyers United acquired WealthNet Incorporated, a Utah corporation, through an exchange of 1,852,589 shares of Buyers United common stock, or approximately 92% of the outstanding shares, for all of the capital stock of WealthNet Incorporated. The transaction was accounted for as a reverse purchase acquisition, in which WealthNet Incorporated was treated as the acquiring company and Buyers United as the acquired Company. Buyers United adopted the name, "Buyers United International, nd WealthNet changed its name to "Buyers United, Inc." Since that acquisition, Buyers United has pursued the business described herein, which was started with the inception of WealthNet in January 1996. In March 1999, Buyers United changed its corporate domicile from Utah to Delaware through a merger with a Delaware corporation formed for that purpose. In connection with the change in domicile, Buyers United changed its name to BUI, Inc., and effected a 1-for-4 reverse split in the issued and o mmon stock of Buyers United.

Buyers United's offices are located at 66 E. Wadsworth Park Drive, Suite 101, Draper, Utah 84020, where its telephone number is (801) 523-8929.

Marketing strategy

Selection of services and products

Buyers United intends to offer services and products that are considered "essential"; part of the monthly or annual budget of individuals, families, and small businesses. Buyers United believes consumers prefer to save money where they spend it most; on services and products they must consume or use each month and year. By becoming a member, a consumer or small business simply makes a choice on where to purchase essential services and products, not on whether to spend money on items outside i get.

In selecting service and product providers, Buyers United focuses on the quality of the service or product. It believes that offering a service or product at a low cost, alone, is not enough. The service or product must meet consumer expectations of performance and quality. After locating a suitable service or product, Buyers United negotiates for lower pricing based on the purchase power of its members. The combination of good quality and low cost will attract and retain members for Buyers United.

Since its inception in January 1996, Buyers United focused on selling long distance service because consumers and businesses use long distance every month and look for ways to save money on this service. This focus has enabled Buyers United to build the size of its membership base. Buyers United also provides teleconferencing service and is in the process of establishing local telephone service for its members in the Salt Lake City metropolitan area. With the recent explosion in Internet commerce, esp small businesses, Buyers United is now offering low cost Internet access to its members. By expanding its service and product offerings, Buyers United believes that membership will be attractive to a larger number of prospective members and existing members will have added incentive for staying with Buyers United.

Member referral strategy

Management believes that member-generated, "word-of-mouth" referral sales is a fast and cost-effective way for Buyers United to increase its membership and its sales. It has focused on this marketing approach since its inception.

Buyers United believes consumers are willing to share with their personal acquaintances a satisfying and rewarding experience with its services and products, and the recommendation of a personal acquaintance is credible. As an inducement to share this experience, Buyers United has adopted an incentive program for members called "Piece of the Pie", which allows them to benefit from identifying new prospective members for Buyers United.

Under the "Piece of the Pie" incentive program, members who have successfully referred others to Buyers United receive a monthly rebate on the services and products they purchase from Buyers United. Every month, Buyers United rebates 10% of Usage Revenue to members. Collected Usage Revenue is defined as the usage portion of a bill that is paid in full within 45 days of the statement date. The usage portion of a member's monthly bill represents the amount of services and products us ed during the month. This rebate pool is referred to as the "Pie." The "Pie" is disbursed proportionally every month to qualifying members according to the amount of usage generated by their referrals. The "Piece of the Pie" rebate allocated to a member in a given month is applied first to payment of the Member's bill in the next month, and any excess is paid by check to the member with the next billing statement. Buyers United accounts for the Piece of the Pie rebates by r ccrual for the estimated rebates to be paid applicable to each month's revenues. The rebates are classified as Sales and Promotion expense on the income statement and the rebate is accrued on the balance sheet under Accrued Liabilities.

A member is not required to refer any new members to Buyers United in order to purchase services and products from Buyers United on the same terms as all other members. The services and products offered meet the needs of many members, who simply want to save money on services and products. The "Piece of the Pie" incentive program allows the entrepreneur-minded member to obtain additional benefits through rebates.

Buyers United believes the "Piece of the Pie" incentive program has the added value of creating member loyalty. Members receiving rebates on services and products purchased from Buyers United will be reluctant to give up those rebates by switching to a different provider. The rebate benefit also makes it more difficult for other service providers to compete with Buyers United on the basis of price.

A member who refers a new prospective member does not make a sale for Buyers United. All new members are signed by Buyers United from the referrals it receives. Members are not employees, independent contractors, or agents of Buyers United, and have no authority to sign new members.

Member service

Buyers United maintains a staff of service representatives for its members, which is designated as the "Legendary Member Service" group. Management believes that member support and assistance is important to growing and maintaining its member base, because member service is an important part of the overall consumer experience with the services and products offered by Buyers United. Buyers United's goal is to exceed members' service expectations, so that they remain with Buyers United and are

Members are urged to contact Buyers United through its toll free number with any questions or concerns. The Legendary Member Service group addresses member questions and complaints, assists members with the "Piece of the Pie" incentive program, provide information on services and products, and works with members on billing questions and timely payment.

Infomercial proposal

Buyers United is investigating the development of a one-half hour television program, which it would broadcast to market the benefits of membership. At present, Buyers United is negotiating production agreements for the infomercial with a view to testing the program in the first quarter of 2000.

l with a view to testing the program in the first quarter of 2000.

Services and products

Buyers United offers long distance phone service and related products, including travel cards, pre-paid debit cards, 800/888 service, and teleconferencing. Long distance and related services are provided by IXC Communications, Inc., an unrelated wholesale long distance carrier based in Austin, Texas, which owns and operates its own fiber optic network. Under its contract with IXC, Buyers United is able to offer domestic long distance service to its members at a rate of 7.9 cents per minute and overseas e at discounted rates. The long distance rate to Buyers United for domestic charges is fixed by agreement. The long distance rate for overseas calls may be adjusted by IXC on seven days advance notice to Buyers United. All long distance charges are billed to Buyers United and due within 30 days. Buyers United, in turn, bills its members for their long distance calls. The contract is for a term of three years ending in April 2002. Buyers United is in the process of negotiating contracts with other long vice providers, which will enable Buyers United to take advantage of least cost pricing for long distance calls.

Management intends to initiate a plan to resell long distance service that utilizes "voice-over-data" based on Internet Protocol technology. It is expected the plan will be rolled out in Utah during the later part of 1999, where a package of in-state, out-of-state, and toll-free long distance will be offered to members at a flat rate of just 5.9 cents per minute. The final terms of the contract between Buyers United and the provider of this service are yet to be finalized.

Buyers United launched an Internet service program in January 1999. Internet services include unlimited local dial-up access at approximately 2,100 locations across the country, free filtering services, unlimited e-mail, web hosting for businesses, and activity reporting. Management plans to add online billing capability for bundled goods and services, discount consolidating with existing web sites, and manufacturer-direct web commerce opportunities. The Internet access program is provided by SISNA, I Salt Lake City, Utah, under a three-year contract expiring in October 2001. The basic Internet service is offered to members at $16.95 per month for unlimited access.

Buyers United has no plans to acquire a long distance network or establish its own infrastructure for other services and products it offers. As a result, Buyers United depends on developing and maintaining relationships with third party providers of the services and products it offers. Buyers United relies on the purchasing power of its members to negotiate the terms of its arrangements with providers. An additional benefit to providers is that Buyers United handles all billing and collection for the products purchased by its members, so that the provider avoids this cost of business. Buyers United believes that it is on good terms with its current providers. In the event its relationship with a provider terminates for any reason, management believes it could obtain the same services or products from other providers on terms similar to existing contracts.

Competition

The consumer buying organization industry is highly competitive. Many of the competitors of Buyers United are substantially larger with greater financial and other resources.

The U.S. long distance telecommunications industry is highly competitive and significantly influenced by the marketing and pricing practices of the major industry participants, AT&T, MCI, Sprint and WorldCom. AT&T, MCI, Sprint and WorldCom are significantly larger than Buyers United and have substantially greater resources. Buyers United also competes with other national and regional long distance carriers, which employ various means to attract new subscribers, including television and other ad paigns, telemarketing programs, network marketing, cash payments and other incentives to new subscribers. The ability of Buyers United to compete effectively will depend on its ability to provide high quality services at competitive prices.

Governmental Regulations

Buyers United's relationship marketing system may be affected by government regulation, including, state regulation of marketing practices and federal and state regulation of the offer and sale of business franchises, business opportunities, and securities. Although Buyers United believes that its relationship marketing system is in compliance with all currently applicable regulations, there can be no assurance that it will remain in compliance in the future as a result of new interpretations of existin or adoption of new regulations.

Long distance telecommunications carriers currently are subject to extensive federal and state government regulation, including, regulation of both domestic and international tariffs for their services, and certification or registration requirements. Buyers United is indirectly subject to these regulations because it offers long distance service provided by others. Of particular relevance to Buyers United is federal and state regulation of "slamming", which is the practice of changing long di e of a consumer without proper authorization. To avoid violation of regulations in this area, Buyers United is required to obtain from its members written authorization to change long distance service that meets certain requirements. Buyers United believes it is in compliance with federal and state regulation of changing long distance service.

Employees

As of June 30, 1999, Buyers United employed a total of 25 persons, including four executives and 13 in member services and marketing. None of the its employees is represented by a labor union. Buyers United has experienced no work stoppages and believes that its relations with its employees are good.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

Overview

Buyers United is engaged in the business of selling to consumers and small businesses services and products. The marketing strategy of Buyers United is based on a membership concept under which members of Buyers United are entitled to receive the services and products offered at lower prices than can be obtained elsewhere. Buyers United uses the purchase power of its membership to negotiate lower prices from producers and resellers of the services and products. Lower pricing allows Buyers United to at ain members, and makes it possible for Buyers United to offer rebate incentive programs to its members for referring to Buyers United new prospective members. Buyers United's goal is to build a national consumer membership organization. Its strategy for achieving this goal is to focus on its member referral and rebate program, expand service and product offerings, and develop and promote an infomercial to attract new members through television.

Buyers United focuses on providing services and products that it believes are perceived by consumers and businesses as essential or are compatible with their normal annual expenditures. Since its inception in January 1996, Buyers United focused on selling long distance service. This focus has enabled Buyers United to build the size of its membership base. Buyers United also provides teleconferencing service and is in the process of establishing local telephone service for its members in the Salt Lake itan area. With the recent explosion in Internet commerce, especially among small businesses, Buyers United is now offering low cost Internet access to its members. By expanding its service and product offerings, Buyers United believes that membership will be attractive to a larger number of prospective members and existing members will have added incentive for staying with Buyers United.

Buyers United has over 9,000 members located in 48 states. Its target market includes networking professionals, small businesses, and middle-class families with an annual household income between $36,000 and $80,000, as these are the most likely to respond actively to the savings opportunity offered by Buyers United. Members reside mostly in high population centers and they tend to spend more than the average on long distance services. Approximately one-third of the present membership mall businesses and entrepreneurs who operate home-based businesses.

Internal business development over the past two years has resulted in substantial growth. Total revenues after cost of revenues in 1998 were $1,946,394, as compared to $811,644 in 1997. Total revenues after cost of revenues for the first nine months of 1999 were $1,378,866, as compared to $856,675 for the same period in 1998. Total revenues after cost of revenues for the second quarter of 1999 were $456,966, as compared to $400,745 for the same period in 1998.

Results of Operations

Three Months Ended September 30, 1999 and 1998

Revenues decreased $290,376 to $1,314,006 for the quarter ended September 30, 1999, from $1,604,382 for the same period in 1998. Cost of revenues for the same period decreased $346,597 from $1,203,637 in 1998 to $857,040 in 1999. The decrease in revenues is largely attributable to a decrease of approximately 20% in the long distance rates being charged to customers. The decrease in costs of revenue is due largely to a significant decrease during 1999 in the wholesale rates that Buyers United distance.

Operating expenses, exclusive of cost of revenues, were $753,785 in the third quarter of 1999 as compared to $602,870 for the same period of 1998. This increase in expenses is attributable to the addition of a sales staff and more administrative personnel to support the expected growth over the coming months.

Loss from operations increased $94,694 to a loss from operations of $296,819 for the quarter ended September 30, 1999, compared to a loss from operations of $202,125 for the same period in 1998.

Other expense, net decreased from $44,802 in the third quarter of 1998 to $1,617 for the same period in 1999. This reduction is a result of a decrease in interest expense on debt financing resulting from cash generated with the companies financing activities.

During 1999, the company sold 2,000,000 shares of 8% Series A Convertible Preferred Stock at $2 per share. During the three months ended September 30, 1999, $75,937 of dividends accrued on the series A preferred stock.

As a result of the above factors, net loss decreased from $246,927 for third quarter of 1998 to $374,373 for the three-month period ended September 30, 1999 and diluted net loss per common share decreased from $0.10 in the 1998 period to $0.11 in the 1999 period.

Nine Months Ended September 30, 1999 and 1998

Revenues increased $261,655 or 7% to $3,884,786 for the nine months ended September 30, 1999, from $3,623,131 for the same period in 1998. Cost of revenues increased from $2,766,456 in the first nine months of 1998 to $2,505,920 in the first nine months of 1999. The increase in revenues is attributable to a change in the Company's supplier of long distance service. In early 1998, the Company changed from a commission based agreement with I-Link, in which Buyers United earned commissions based collected by I-Link from Buyers United's members, to a tarriffed carrier purchasing wholesale from IXC and reselling the services. As a tarriffed carrier, Buyers United records revenue from reselling long distance service to its members and records as cost of revenues the wholesale cost of acquiring the long distance service from IXC. The net margin generated as a tarriffed carrier supplied by IXC is higher than the commissions received under the I-Link arrangement. The decrease in costs of revenue is du a significant decrease during 1999 in the wholesale rates that Buyers United pays for long distance.

Operating expenses exclusive of cost of services were $1,936,782 in the first nine months of 1999 as compared to $1,820,949 for the first nine months of 1998. The slight increase in expenses is attributable to the addition of a sales staff and more administrative personnel to support the expected growth over the coming months offset by certain reductions in work force, which Buyers United was able to implement as a result of changing long distance providers to a provider with better and more eff e and the development of more efficient internal systems for providing customer service.

Loss from operations decreased $406,358 to a loss from operations of $557,916 for the nine months ended September 30, 1999, compared to a loss from operations of $964,274 for the same period in 1998. This substantial improvement is a result of increased revenues in 1999 from Buyers United's growing membership base and the increase in net margins described above.

Other expense, net decreased from $276,521 in the first nine months of 1998 to $65,642 for the same period in 1999. This reduction is a result of a decrease in interest expense on debt financing from $158,047 in 1998 to $93,696 in 1999 as well as a loan guarantee expense of $118,659 in 1998 that was not present in 1999. Interest income increased $27,870 due to cash received from financing activities.

During 1999, the company sold 2,000,000 shares of 8% Series A Convertible Preferred Stock at $2 per share. During the nine months ended September 30, 1999, $78,677 of dividends accrued on the series A preferred stock.

As a result of the above factors, net loss decreased from $1,240,795, or $0.58 per diluted common share, for the first nine months of 1998 to $702,235, or $0.22 per diluted common share, for the nine-month period ended September 30, 1999.

Years Ended December 31, 1998 and 1997

Revenue, after cost of revenues, increased $1,134,767 to $1,946,411 for the year ended December 31, 1998, from $811,644 for the year ended December 31, 1997. Cost of revenues in 1997 were $51,108 as compared to $3,140,950 in 1998. The increases in revenue and cost of revenues are attributable to an overall increase in the Company 's membership base and the difference in the terms of the service contract utilized by Buyers United with the long distance service provider that preceded IXC. Whereas duri s United sold and serviced long distance that it purchased wholesale, under the former arrangement through 1997, Buyers United acted as an agent to enroll customers to be serviced by the former long distance provider's organization. Under the current arrangement, Buyers United records the amount billed to their customers as revenue and the costs to purchase the long distance as a cost of revenue, whereas under the former arrangement Buyers United simply received and recorded a commission for their enrollm

Operating expenses, exclusive of cost of revenues, were $3,024,294 in 1998 as compared to $2,982,956 in 1997. In 1997, Buyers United established the basic operating systems and facilities for its business, which needed to be in place to support future growth in membership. Consequently, membership growth in 1998 and the resulting increase in revenues were achieved without any meaningful increase in operating expenses. Buyers United expects that its operating expenses exclusive of cost of services ge of revenues will continue to decrease in 1999 as membership grows.

Loss from operations decreased $1,093,429 to a loss from operations of $1,077,883 for the year ended December 31, 1998, compared to a loss from operations of $2,171,312 for the year ended December 31, 1997. This substantial improvement is a result of increased revenues in 1998 from Buyers United's growing membership base without an increase in its operating expenses before cost of revenues from 1997 to 1998.

Total other expense, net decreased from $522,090 in 1997 to $388,699 for 1998. This reduction is a result of a decrease in interest expense on debt financing.

As a result of the above factors, net loss decreased from $2,693,402 for the year ended December 31, 1997, to $1,466,582 for the year ended December 31, 1998.

Operations were not significantly impacted by inflation during the years ended December 31, 1998 and 1997, and it is not anticipated that inflation will have any significant impact on results of operations for at least the next year.

Liquidity and Capital Resources

Net cash used in operating activities was $1,102,213 during the nine-month period ended September 30, 1999. This is primarily due to a net loss of $702,235, during the period. It is anticipated net cash used in operating activities will improve during the remainder of 1999, as revenues increase from the addition of new members. In the first nine months of 1998, net cash used in operating activities was $1,059,712 due a net loss of $1,240,795 for the period.

Total cash generated from financing activities was $3,198,010 for the nine-month period ended September 30, 1999, compared to $1,163,665 generated from financing activities in the first nine months of 1998. Cash from financing activities in the first nine months of 1999 and 1998 resulted primarily from sales of common and preferred stock for cash.

Net cash used in operating activities was $1,275,988 in 1998. This is primarily due to a net loss of $1,466,582 and a substantial increase in accounts receivable of $617,421 resulting from the commencement of billing and collection from members by Buyers United at the beginning of 1998, which were offset by issuance of common stock to pay for services and credit extensions in the amount of $304,774, and increases in accounts payable and accrued liabilities to a total of $519,153. During th December 31, 1997 net cash used in operating activities was $1,293,199 primarily due a net loss of $2,693,402.

Total cash generated from financing activities was $1,327,213 for fiscal year 1998, compared to $1,162,635 generated from financing activities in fiscal year 1997. Cash from financing activities in fiscal year 1998 was primarily related to the net proceeds from sales of stock for cash. Cash from financing activities in fiscal year 1997 was primarily related to debt financing in the amount of $793,000 and sales of stock for cash in the amount of $514,825.

At September 30, 1999, Buyers United had working capital of $2,084,570, and at December 31, 1998, it had a working capital deficit of $811,850. In July 1999, the Company completed an equity financing resulting in net proceeds of $3,480,000, which will be used for marketing and working capital. Management anticipates that working capital will continue to improve in 1999 if the Company's performance continues at present levels. Management estimates that cash flow from operations in 1999 as generated by the recent financing will be sufficient for meeting payment obligations and working capital needs for the next 12 months.

Year 2000 Compliance

Buyers United's internal computer information system is Year 2000 compliant, since its database does not store dates as plain text. The dates are converted into an internal date format that does not rely on the year to determine the century. Any new software purchases will conform to the same type of internal date storage specifications, which should eliminate any internal Year 2000 issues. As Buyers United has determined it has no internal Year 2000 issues, it has not developed a conting h respect to internal issues.

Year 2000 issues and any potential business interruptions, costs, damages or losses related thereto are primarily dependent upon the Year 2000 compliance of third parties. Buyers United's suppliers that provide mission-critical services are primarily large companies, such as local and long distance telephone service providers. Buyers United has no reason to believe that these suppliers will not be Year 2000 compliant. However, Buyers United is in the process of reviewing its third party relationsh sting written confirmation that they are year 2000 compliant and assessing what impact any problems with Year 2000 compliance will have on its current business. At this time Buyers United has contacted 100 percent of its critical vendors and have received conformation from 80% that they are year 2000 compliant, with the other 20% stating that they will be compliant by year 2000. Buyers United has looked at alternate vendors to perform certain processes where necessary, but to date has no contingency plan gnificant problems arise with its suppliers.

The costs associated with Year 2000 compliance have been nominal and Buyers United believes that the remaining costs will be minimal and will not have a material adverse effect on its financial condition or results of operations.

Forward-Looking Statements

The Private Securities Litigation Reform Act of 1985 provides a safe harbor for forward-looking statements made by Buyers United, except where such statements are made in connection with an initial public offering. All statements, other than statements of historical fact, which address activities, actions, goals, prospects, or new developments that Buyers United expects or anticipates will or may occur in the future, including such things as expansion and growth of its operations and other such matt rd-looking statements. Any one or a combination of factors could materially affect Buyers United's operations and financial condition. These factors include competitive pressures, success or failure of marketing programs, changes in pricing and availability of services and products offered to members, legal and regulatory initiatives affecting member marketing and rebate programs or long distance service, and conditions in the capital markets. Forward-looking statements made by Buyers United are based on its business and the environment in which it operates as of the date of this report. Because of the factors listed above, as well as other factors beyond its control, actual results may differ from those in the forward-looking statements.

ITEM 3. DESCRIPTION OF PROPERTIES

Buyers United leases its executive offices at a single location in Draper, Utah (a suburb of Salt Lake City). The offices consist of approximately 2,600 square feet. The current monthly lease rate is approximately $3,500, and increases annually at the rate of 3.5 percent. The lease for this facility expires on December 31, 2003, but Buyers United has an option to renew the lease for an additional five years. Management believes that the office space is adequate for Buyers United's anticipated needs f he next 3 months.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth as of July 28, 1999, the number and percentage of the outstanding shares of common stock which, according to the information supplied to Buyers United, were beneficially owned by (i) each person who is currently a director, (ii) each executive officer, (iii) all current directors and executive officers as a group and (iv) each person who, to the knowledge of Buyers United, is the beneficial owner of more than 5% of the outstanding common stock. The only beneficial owners o % of the outstanding common stock of which Buyers United is aware are also directors or officers. Except as otherwise indicated, the persons named in the table have sole voting and dispositive power with respect to all shares beneficially owned, subject to community property laws where applicable.

	Amount and Nature of Beneficial Ownership
Name and Address	Common Shares	Preferred Shares	Options (1)	Percent of Class (2)
Rod Smith (3) 66 E. Wadsworth Park Drive Draper, Utah 84020	248,151	0	391,250	18.8
Theodore Stern (4) 2210 One PPG Place Pittsburgh, PA 15222	0	80,000	0	2.3
Gary Smith (3) 66 E. Wadsworth Park Drive Draper, Utah 84020	259,567	0	183,122	13.8
Edward Dallin Bagley 2350 Oakhill Drive Salt Lake City, Utah 84121	297,912	20,000	0	10.5
G. Douglas Smith (3) 66 E. Wadsworth Park Drive Draper, Utah 84020	61,184	0	238,913	9.2
Paul Jarman 66 E. Wadsworth Park Drive Draper, Utah 84020	61,184	0	216,798	8.6
All Executive officers and Directors as a Group (6 persons)	927,998	100,000	1,030,083	49.6

________________________________

(1) These figures represent options that are vested or will vest within 60 days from the date as of which information is presented in the table.

(2) These figures represent the percentage of ownership of the named individuals assuming each of them alone has exercised his options or conversion rights, and percentage ownership of all officers and directors as a group assuming all purchase and conversion rights held by such individuals are exercised.

(3) Gary Smith is the father of Rod Smith and G. Douglas Smith.

(4) First Level Capital, Inc., the placement agent for Buyers United's offering of Series A Convertible Preferred Stock, is entitled to designate two members of the board of directors pursuant to the sales agent agreement with Buyers United.. Theodore Stern, who was designated by First Level Capital, has been appointed to the board and the Company has yet to act on any other designation by First Level Capital. The sales agent agreement further provides that Buyers United will nominate for e rectors at each meeting of stockholders held during a period of two years ending June 25, 2001, two persons designated by First Level Capital, Inc.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Directors and Officers

The following table sets forth the names, ages, and positions with Buyers United for each of the directors and officers.

Name	Age	Positions (1)	Since
Rod Smith	43	Chairman of the Board, President and Chief Executive Officer	1996
Theodore Stern	69	Director	1999
Gary Smith	61	Director	1999
Edward Dallin Bagley	60	Director	1999
G. Douglas Smith	30	Executive Vice President of Marketing	1997
Paul Jarman	30	Treasurer and Vice President of Sales	1997

All directors hold office until the next annual meeting of stockholders and until their successors are elected and qualify. Officers serve at the discretion of the Board of Directors.

The following is information on the business experience of each director and officer.

Rod Smith founded the predecessor of Buyers United in January 1996 and has served as the President, Chief Executive Officer, and Chairman of the Board since that time. From January 1993 to November 1995, Mr. Smith was an independent distributor of health and beauty products provided by NuSkin International, a consumer products network marketing organization.

Theodore Stern retired as senior executive vice president and member of the board of directors of Westinghouse Electric Corporation at the end of 1992, after 34 years of service in a variety of positions with that company. After retiring form Westinghouse Electric, Mr. Stern served as vice chairman of the board of directors of Superconductivity, Inc., of Madison, Wisconsin, a small technology company, until it was acquired in April 1997. Mr. Stern currently is a member of the board of directors of rporation of Pittsburgh, Pennsylvania, a privately-owned steel and cable manufacturer, and Northern Power Systems of Waitsfield, Vermont, a manufacturer of renewable generation systems. Mr. Stern is also self-employed as a consultant to manufacturing companies.

Gary Smith was the founder, majority owner and former President of HealthRider, Inc. From 1991 until sale of the business in 1997, he managed and directed every phase of business and sales operations at HealthRider. From 1997 to the present, Mr. Smith has been self-employed as a business consultant and advisor.

Edward Dallin Bagley has been self-employed as an investment and financial consultant for the past five years. He is currently a director of Tunex International, Inc., Gentner Communications, National Environmental Services Corp., and National Financial Corp.

G. Douglas Smith joined Buyers United in April 1997, and is responsible for all aspects of marketing, including brand strategy, advertising, promotions, corporate communication, and product development. For six years prior to April 1997, Mr. Smith served first as the Director of Media and then Senior Vice President of HealthRider, Inc., an exercise equipment company based in Salt Lake City, Utah. At HealthRider Mr. Smith was responsible for infomercial marketing, which was the primary sales strategy fo products.

Paul Jarman became employed by Buyers United in April 1997, and is responsible for all facets of operations. He also comes to Buyers United from HealthRider, where he was employed from March 1994 to August 1996, first as Texas Regional Manager for 15 retail locations, then Western Area Manager in charge of 95 retail locations, and finally Acting Director of Retail Operations managing 250 retail locations. In August 1996, Mr. Jarman moved to HealthRider's marketing department as the Director of New Prod nt, where he served until April 1997.

ITEM 6. EXECUTIVE COMPENSATION

Annual Compensation

The following table sets forth certain information regarding the annual and long-term compensation for services in all capacities to Buyers United for the prior fiscal years ended December 31, 1998, 1997, and 1996, of those persons who were either (i) the chief executive officer during the last completed fiscal year or (ii) one of the other four most highly compensated executive officers of the end of the last completed fiscal year whose annual salary and bonuses exceeded $100,000 (co he "Named Executive Officers").

Name and Principal Position	Year	Annual Compensation _________________________	Long Term Compensation ______________	All Other Compensation _______________
	Year	Salary ($)	Options/ SARs (#)
Rod Smith Chairman, President, Chief Executive Officer	1998 1997 1996	69,829 75,050 0	141,250 250,000 0	7,468 0 0

Employment and Other Arrangements

Rod Smith, G. Douglas Smith, and Paul Jarman each receive a salary of $6,500 per month for their respective services to Buyers United as executive officers. Buyers United does not have a written employment agreement with any of its executive officers. All executive officers participate in insurance and benefit programs established by Buyers United for its full time employees.

In January 1998, Buyers United entered into an informal consulting agreement with Gary Smith under which he agreed to commit a substantial portion of his time and effort to the development of retail sales programs for Buyers United's products and services. Mr. Smith received $5,000 per month under the agreement until June 1999, when it terminated.

Stock Options

The following table sets forth certain information with respect to grants of stock options during 1998 and the first six months of 1999 to the Named Executive Officers.

Name and Principal Position	Number of Securities Underlying Options Granted	% of Total Options/SARs Granted to Employees in Fiscal Year	Exercise or Base Price ($/Sh)	Expiration Date
Rod Smith Chairman, President, Chief Executive Officer	291,250 100,000	43.7 15.0	2.00 2.00	March 2008 June 2009

The following table sets forth certain information with respect to unexercised options held by the Named Executive Officers as of July 2, 1999. No outstanding options held by the Named Executive Officers were exercised in 1998 or through July 2, 1999.

Name and Principal Position	Number of Securities Underlying Unexercised Options at July 2, 1999 (#)	Value of Unexercised In-the-Money Options At July 2, 1999 ($) (1)
	Exercisable/ Unexercisable	Exercisable/ Unexercisable
Rod Smith, Chairman, President and Chief Executive Officer	391,250/ -0-	$1,173,750/ -0-

___________________________________________

(1) This value is determined on the basis of the difference between the fair market value of the securities underlying the options and the exercise price at July 2, 1999. The fair market value of the Company's common stock at July 2, 1999, is determined by the last sale price on that date, which was $5.00 per share.

Description of Long Term Stock Incentive Plan

The purpose of the Long Term Stock Incentive Plan is to provide directors, officers, employees, and consultants with additional incentives by increasing their ownership interests in Buyers United. Directors, officers, and other employees of Buyers United and its subsidiaries are eligible to participate in the plan. In addition, awards may be granted to consultants providing valuable services to Buyers United. As of June 30, 1999, Buyers United and its affiliates employed approximately s and retained approximately two consultants who are eligible to participate in the plan. A committee of the board or the entire board grants awards under the plan. Awards may include incentive stock options, non-qualified stock options, stock appreciation rights, stock units, restricted stock, restricted stock units, performance shares, performance units, or cash awards.

The committee or the Board of Directors has discretion to determine the terms of a plan award, including the type of award, number of shares or units covered by the award, option price, term, vesting schedule, and post-termination exercise period or payment. Notwithstanding this discretion: (i) the number of shares subject to an award granted to any individual in any calendar year may not exceed 30,000 shares; (ii) the option price per share of common stock may not be less than 100 perce r market value of such share at the time of grant or less than 110% of the fair market value of such shares if the option is an incentive stock option granted to a stockholder owning more than 10% of the combined voting power of all classes of the stock of Buyers United (a "10% stockholder"); and (iii) the term of any incentive stock option may not exceed 10 years, or five years if the option is granted to a 10% stockholder. No outstanding stock option or other award under the plan has been grant

A maximum of 600,000 shares of common stock that may be subject to outstanding awards, determined immediately after the grant of any award under the plan. Shares of common stock which are attributable to awards which have expired, terminated, or been canceled or forfeited during any calendar year are available for issuance or use in connection with future awards.

The plan was effective March 11, 1999, and is not limited in duration. No incentive stock option may be granted more than 10 years after the effective date. The Plan may be amended by the Board of Directors without the consent of the stockholders, except that stockholder approval is required for any amendment that materially increases the aggregate number of shares of stock that may be issued under the plan or materially modifies the requirements as to eligibility for participation in t >

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

In 1996 and 1997, Gary Smith advanced $1,100,000 to Buyers United for working capital and other corporate purposes. Under an informal agreement with Buyers United, the advances by Gary Smith accrued interest at the rate of 20% per annum and were unsecured. In consideration for making these loans and for other services provided, Buyers United issued to Gary Smith 259,567 shares of the common stock, and granted to him options to purchase 55,622 shares of common stock at a price of $2.024 per share, and a ions to purchase 185,405 shares at an exercise price of $5.392 per share. Of the options exercisable at $5.392, Gary Smith subsequently conveyed options for 27,811 shares to G. Douglas Smith and 18,541 shares to Paul Jarman as inducements for them to accept employment with Buyers United.

In September 1997, Gary Smith and Rod Smith entered into a Restructuring Agreement with Buyers United, which provides for formalization of the debt obligation of Buyers United to Gary Smith and the return of shares of common stock for cancellation. Buyers United issued to Gary Smith an unsecured promissory note in the principal amount of $1,300,000 (which included $200,000 borrowed by Rod Smith from Gary Smith and loaned to Buyers United), bearing interest at 20% per annum. Principal was payable in thr ts during 1997 and 1998. Under the Restructuring Agreement, Gary Smith returned to Buyers United for cancellation 74,162 shares of common stock, and Rod Smith returned to Buyers United for cancellation 37,081 shares of common stock.. Buyers United was unable to meet the interest and principal payments under the note to Gary Smith, which resulted in a further restructuring of the obligation in January 1998. Of the $1,300,000 loaned to Buyers United, $1,000,000 was provided to Gary Smith by George Brimhall new restructuring, Gary Smith assigned a portion of the repayment obligation to Mr. Brimhall, which is represented by a note payable by the Company in the principal amount of $1,000,000 bearing interest at 10 percent per annum with interest payable monthly in arrears commencing February 1, 1998, and all principal and accrued interest due and payable on November 15, 1998. The promissory note given to Mr. Brimhall is guaranteed by Gary Smith. In consideration of the guaranty given by Gary Smith, Buyers Unit him 74,162 shares of common stock. In addition, Buyers United issued to Gary Smith a new promissory note in the principal amount of $300,000 bearing no interest and providing for payments of $10,000 per month commencing February 1, 1998 and continuing through February 1, 1999, when all remaining principal is due and payable.

In September 1998, the $1,000,000 note payable to Mr. Brimhall was restructured to include $50,000 of accrued interest and to extend the due date to April 2000, with monthly interest payments of $8,750 commencing on October 15, 1998. As consideration for the restructuring, Buyers United issued to Mr. Brimhall 15,625 shares of common stock and granted to him the right to convert $500,000 of the note into shares of common stock at a price of $4.00 per share through April 15, 1999.

ITEM 8. DESCRIPTION OF SECURITIES

General

The authorized capitalization of Buyers United consists of 20,000,000 shares of common stock, par value $0.0001, and 5,000,000 shares of preferred stock, par value $0.0001, of which 2,000,000 shares are designated Series A Convertible Preferred Stock. There are approximately 3,017,308 common shares outstanding and 2,000,000 shares of Series A Convertible Preferred Stock outstanding.

Common Stock

Holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of shareholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of all common stock outstanding entitled to vote in any election of directors may elect all of the directors standing for election. Holders of common stock are entitled to receive ratably such dividends, if any, as may be declared by the board of directors out of funds legally available therefor iquidation, dissolution or winding up of the Company, the holders of all shares of common stock are entitled to receive ratably the net assets of the Company available after the payment of all debts and other liabilities. Holders of common stock have no preemptive, subscription, redemption or conversion rights.

Preferred Stock

General

The Board of Directors is authorized to classify any shares of its authorized but unissued preferred stock as preferred stock in one or more series. With respect to each series, the Board of Directors shall determine the number of shares which shall constitute such series; the rate of dividend, if any, payable on shares of such series; whether the shares of such series shall be cumulative, non-cumulative or partially cumulative as to dividends, and the dates from which any cumulative dividends are to ac ther the shares of such series may be redeemed, and, if so, the price or prices at which and the terms and conditions on which shares of such series may be redeemed; the amount payable upon shares of such series in the event of the voluntary or involuntary dissolution, liquidation or winding up of the affairs of Buyers United; the sinking fund provisions, if any, for the redemption of shares of such series; the voting rights, if any, of the shares of such series; the terms and conditions, if any, on which s series may be converted into shares of capital stock of Buyers United of any other class or series; whether the shares of such series are to be preferred over shares of capital stock of Buyers United of any other class or series as to dividends, or upon the voluntary or involuntary dissolution, liquidation, or winding up of the affairs of Buyers United, or otherwise; and any other characteristics, preferences, limitations, rights, privileges, immunities or terms not inconsistent with the provisions of the f Incorporation. The availability of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of discouraging takeover proposals, and the issuance of preferred stock could have the effect of delaying or preventing a change in control of Buyers United not approved by the Board of Directors.

Series A Convertible Preferred Stock

Buyers United has authorized 2,000,000 shares of Series A Convertible Preferred Stock (the "Series A Stock"). Cumulative dividends accrue on the Series A Stock at the rate of 8% per annum from the date of original issue and are payable semi-annually on June 30 and December 31 of each year out of funds legally available for the payment of dividends. Dividends are payable in cash or common stock, at the election of Buyers United. If paid in common stock, the number of shares issued will be bas rage of the closing bid prices for the common stock over the five trading days immediately prior to the dividend payment date. If Buyers United fails to pay any dividend within 60 days of its due date, the conversion price will be adjusted downward by $0.25 per share per occurrence.

The Series A Stock is convertible to common stock at any time at the election of the holder. Buyers United can convert the Series A Stock to common stock by written notice to the holders at any time when the closing bid prices for the common stock of Buyers United for a period of 30 consecutive trading days equals or exceeds $4.00 per share, and the common stock is registered for resale under the Securities Act of 1933 or can be sold without registration under Rule 144(k) promulgated under the Securitie . The conversion rate is one share for one share, subject to adjustment in the event of a recapitalization, reorganization, or other corporate restructuring or in the event Buyers United shall sell or otherwise issue securities at a price below $2.00 per share or the then adjusted conversion price.

The Series A Stock can be redeemed at Buyers United's election at any time commencing January 1, 2005, at a redemption price of $2.00 per share plus all accrued dividends as of the redemption date. Buyers United must give not more than 60 nor less than 30 days advance written notice of the redemption date, during which period the holder may convert to common stock.

The Series A Stock has no voting rights, except as required by the General Corporation Laws of Delaware that require class votes on certain corporate matters and matters affecting the rights of the holders of the Series A Stock. The Series A Stock is superior in right of payment in the event of liquidation and with respect to dividends to the common stock and all other series of preferred stock that may be subsequently authorized.

"Penny Stock" Trading Regulations Applicable to the Common Stock

The Securities Exchange Act of 1934 and regulations promulgated thereunder place restrictions on trading activities in "penny stocks." Penny stocks are defined as equity securities priced under $5.00, which are not listed for trading on a national exchange or Nasdaq and are securities of issuers with a net tangible book value less than $2,000,000 (if in business for three years), a net tangible book value less than $5,000,000 (if in business less than three years), and aver venues less than $6,000,000 for the prior three years. Under this definition, the common stock of Buyers United is a penny stock. Brokers dealing in penny stocks are subject to special rules of disclosure to their clients regarding the risks of penny stock transactions, current market price, and trading activity and compensation to the broker. In addition, brokers are required to determine the suitability of penny stock transactions for each of their clients and obtain from each client written consent to n in penny stock transactions. These regulatory burdens discourage a number of brokers from becoming involved in a security until it is no longer a penny stock, which may adversely affect the depth and liquidity of any market in the common stock of Buyers United.

PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S

COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

The common stock of Buyers United trades sporadically in the over-the-counter market. There was no trading market for the common stock prior to the first quarter of 1998. The following table sets forth for the respective periods indicated the prices of the common stock in the over-the-counter market, as reported and summarized on the OTC Bulletin Board. Such prices are based on inter-dealer bid and asked prices, without markup, markdown, commissions, or adjustments and may not represent actual tra n April 1999, Buyers United effected a 1-for-4 reverse split in the issued and outstanding common stock in connection with the change of its domicile to Delaware. All prices have been adjusted to reflect the reverse split.

Calendar Quarter Ended	High Bid ($)	Low Bid ($)
March 31, 1998	12.00	7.00
June 30, 1998	14.00	6.00
September 30, 1998	9.00	5.00
December 31, 1998	4.50	2.00

March 31, 1999	4.25	1.00
June 30, 1999	3.00	3.00

Since its inception, no dividends have been paid on the common stock. Buyers United intends to retain any earnings for use in its business activities, so it is not expected that any dividends on the common stock will be declared and paid in the foreseeable future. At June 30, 1999, there were approximately 3,795 holders of record of the common stock.

ITEM 2. LEGAL PROCEEDINGS

Buyers United is not a party to any material pending legal proceedings, and to the best of its knowledge, no such proceedings by or against Buyers United have been threatened.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

There have been no changes in or disagreements with accountants since the Company's organization.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

In September 1997, Buyers United issued approximately 2,498,044 shares to the former shareholders of WealthNet, Incorporated, in connection with the acquisition of WealthNet, Incorporated as a wholly owned subsidiary. These shares were issued in reliance on the exemptions from registration under Sections 3(b) and/or 4(2) of the Securities Act of 1933. No broker was involved in the transaction and no commissions were paid to any person.

From May 5, 1997, to September 9, 1997, Buyers United sold 170,670 shares of stock to 23 accredited investors at a gross purchase price of $514,808 in reliance on the exemption from registration set forth in Section 4(2) of the Securities Act of 1933. No brokers were involved in the transactions and no commissions were paid to any person. All purchasers had access to the information on Buyers United necessary to make an informed investment decision and each pu ded written confirmation of its status as an accredited investor.

From May 5, 1997, to September 9, 1997, Buyers United issued 155,829 shares to 28 individuals as compensation in lieu of salary for services rendered valued at $470,670. The shares were issued in reliance on the exemption from registration set forth in Section 4(2) of the Securities Act of 1933. The services were performed by employees during 1996 and 1997. On the basis of their employment with Buyers United and access to management and financial st ONT>Buyers United believes each of the employees is sophisticated and had such knowledge of the business and financial condition of Buyers United so as to make an informed investment decision.

 In January 1997, Buyers United reacquired from Russ Farnsworth, an affiliate, 74,162 shares of common stock. Buyers United paid $141,800 in cash and issued to Mr. Farnsworth an option to purchase 4,635 shares of common stock at an exercise price of $4.00 per share, which expired October 15, 1999, without being exercised. The option was issued in reliance on the exemption from registration set forth in Section 4(2) of the Securities Act of 1933, based on the status of the recipient as an affil ownership of over 10% of the outstanding shares.

From January 9, 1998, through November 9, 1998, Buyers United issued 327,308 shares of common stock for cash in the amount of $1,174,708. The shares were sold to approximately 58 accredited investors in reliance on the exemption from registration set forth in Section 4(2) of the Securities Act of 1933. No brokers were involved in the transactions and no commissions were paid to any person. All purchasers had access to the information on Buyers United necessar informed investment decision and each purchaser provided written confirmation of its status as an accredited investor.

From January 9, 1998, through November 9, 1998, Buyers United issued 46,975 shares to approximately 23 persons for compensation in lieu of salary for services rendered valued at $93,950. These shares were issued in reliance on the exemption from registration set forth in 4(2) Securities Act of 1933. The services were performed by employees during 1998. On the basis of their employment with Buyers United and access to management and financial statements, Buyers United believes each of the empl isticated and had such knowledge of the business and financial condition of Buyers United so as to make an informed investment decision.

On May 29, 1998, Buyers United converted a $70,000 note payable and related accrued interest of $12,834 held by Todd Crosner, a shareholder, to 41,417 shares of common stock at a price of $2.00 per share. On December 21, 1998, Buyers United also converted an 8% convertible debenture, held by Dallin Bagley, who subsequently became a director of Buyers United, in the amount of $400,000 to 468,330 shares of common stock at a price of $0.85 per share based on the contractual terms of the debenture. Additio ruary 6, 1998, Buyers United issued 74,162 shares of common stock to Gary Smith, a Direct of Buyers United, valued at $148,324 or $2.00 per share as consideration for his guarantee of Buyers United's $1,000,000 note payable held by George Brimhall, an otherwise unrelated party. On December 21, 1998, Buyers United also issued 31,250 shares of common stock valued at $62,500 or $2.00 per share to George Brimhall in connection with restructuring the $1,000,000 note payable. These shares were issued in relianc ption from registration set forth in 4(2) Securities Act of 1933. These individuals had access to the information on Buyers United necessary to make an informed investment decision and each individual provided written confirmation of its status as an accredited investor

From December 11, 1998, through March 24, 1999, Buyers United sold 44,000 share of common stock for $176,000 in cash to approximately 40 investors in reliance on the exemption from registration under Rule 504, promulgated under the Securities Act of 1933. No broker was used in the offering and no commissions were paid to any person.

In July 1999, Buyers United sold 2,000,000 shares of its 8% Series A Convertible Preferred Stock, par value $0.0001 at an offering price of $2.00 per share, or a total of $4,000,000. The Series A Preferred Stock was sold to 60 accredited investors (as defined in Rule 501 of Regulation D) in reliance on Rule 506 of Regulation D. The shares were offered through First Level Capital, Inc., a member firm of the NASD, which received a commission of $400,000, a non-accountable expense allowance of $120,00 0 shares of Buyers United common stock at a purchase price of $5,000. In addition, Buyers United entered into a three-year consulting agreement with First Level Capital, Inc., providing for the payment of a monthly fee in the amount of $3,000. First Level Capital, Inc., has a right of first refusal to participate in future financings of Buyers United for a term of five years. Buyers United plans to use the proceeds for general corporate uses of sales and marketing, new product implementation, working cap erm debt repayment, and accounts payable obligations.

From May 7, 1997, through June 30, 1997, and on February 6, 1998 Buyers United issued 3,708 shares of common stock valued at $20,000 and 10,197 shares of common stock, valued at $55,000, respectively, to repurchase prepaid teleconferencing units that Buyers United had sold to 18 individuals during 1996. On February 11, 1999 Buyers United issued 19,468 shares of common stock to these same 18 individuals in exchange for their royalty interest granted by Buyers United in 1996 for certain of Buyers United's ations services. These individuals had access to the information on Buyers United necessary to make an informed investment decision and each individual provided confirmation of their status as an accredited investor.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

Buyers United's Certificate of Incorporation provides that, to the fullest extent that limitations on the liability of directors and officers are permitted by the Delaware General Corporation Law (the "DGCL"), no director or officer of the Company shall have any liability to Buyers United or its stockholders for monetary damages. The DGCL provides that a corporation's charter may include a provision which restricts or limits the liability of its directors or officers to the corporation or ers for money damages except: (1) to the extent that it is provided that the person actually received an improper benefit or profit in money, property or services, for the amount of the benefit or profit in money, property or services actually received, or (2) to the extent that a judgment or other final adjudication adverse to the person is entered in a proceeding based on a finding in the proceeding that the person's action, or failure to act, was the result of active and deliberate dishonesty and was ma cause of action adjudicated in the proceeding. Buyers United's Certificate of Incorporation and Bylaws provide that it shall indemnify and advance expenses to its currently acting and its former directors to the fullest extent permitted by the DGCL and that Buyers United shall indemnify and advance expenses to its officers to the same extent as its directors and to such further extent as is consistent with law.

The Certificate of Incorporation and Bylaws provide that Buyers United will indemnify its directors and officers and may indemnify employees or agents to the fullest extent permitted by law against liabilities and expenses incurred in connection with litigation in which they may be involved because of their offices with Buyers United. However, nothing in the Certificate of Incorporation or Bylaws of Buyers United protects or indemnifies a director, officer, employee or agent against any liability to ld otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office. To the extent that a director has been successful in defense of any proceeding, the DGCL provides that he shall be indemnified against reasonable expenses incurred in connection therewith.

PART F/S

FINANCIAL STATEMENTS

The financial statements of Buyers United appear at the end of this registration statement beginning with the Index to Financial Statements on page F-1.

PART III

ITEM 1. INDEX TO EXHIBITS

ITEM 2. DESCRIPTION OF EXHIBITS

Copies of the following documents are included as exhibits to this report.

Exhibit No.	Form 1-A Ref. No.	Title of Document	Location*
1	(8)	Agreement and Plan of Merger dated March 15, 1999	Initial Filing Page E-1
2	(2)	Certificate of Incorporation	Initial Filing Page E-5
3	(2) & (3)	Certificate of Designation of Preferred Stock	Initial Filing Page E-9
4	(2)	By-Laws	Initial Filing Page E-20
5	(6)	Options granted to Rod Smith	Initial Filing Page E-35
6	(6)	Options granted to Gary Smith	Initial Filing Page E-41
7	(6)	Options granted to G. Douglas Smith	Initial Filing Page E-47
8	(6)	Options granted to Paul Jarman	Initial Filing Page E-53
9	(6)	Long-Term Stock Incentive Plan	Initial Filing Page E-59
10	(6)	Commercial Lease	Initial Filing Page E-69
11	(6)	SISNA Agreement dated October 12, 1998	Am. No. 1 Page E-1
12	(6)	United Buyers Advantage Agreement dated January 19, 1999	Am. No. 1 Page E-10
13	(6)	Restructuring Agreement dated September 29, 1997	Am. No. 1 Page E-20
14	(6)	Promissory Note to Gary Smith dated October 1, 1997	Am. No. 1 Page E-23
15	(6)	Promissory Note to Gary Smith dated January 9, 1998	Am. No. 1 Page E-25
16	(6)	Promissory Note to George Brimhall dated January 9, 1998	Am. No. 1 Page E-27
17	(6)	Guaranty of Gary Smith dated January 9, 1998	Am. No. 1 Page E-29
18	(6)	Memorandum of Agreement with Gary Smith dated May 11, 1999	Am. No. 1 Page E-31
19	(6)	Memorandum of Agreement with Mogans Smed	Am. No. 1 Page E-32
20	(6)	I-Link Reseller Agreement	Am. No. 1 Page E-33
21	(6)	I-Link Settlement Agreement	Am. No. 1 Page E-42
22	(6)	IXC Service Agreement, without exhibits	Am. No. 1 Page E-44
23	(6)	Amendments to IXC Service Agreement	This Filing Page E-1
24	(6)	Consulting Agreement with First Level Capital	This Filing Page E-57
23	(15)	Financial Data Schedules	Am. No. 1 and 3**

* Exhibits identified as in the "Initial Filing" are incorporated herein by this reference to the Registration Statement on Form 10-SB filed by Buyers United with the Securities and Exchange Commission on August 3, 1999, and the page references are to the page location of the exhibit in said filing. Exhibits identified as in "Am. No. 1" are incorporated herein by this reference to Amendment No. 1 to the Registration Statement on Form 10-SB/A filed September 21, 1999, and the page e to the page location of the exhibit in that filing.

** The Financial Data Schedule is presented only in the electronic filing with the Securities and Exchange Commission. Amendment No. 1 to the Registration Statement on Form 10-SB/A filed on September 21, 1999, contains the Financial Data Schedule for the year ended December 31, 1999. This filing contains the Financial Data Schedule for the nine months ended September 30, 1999.

SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned thereunto duly authorized.

BUI, INC.

Date: November 5, 1999 By: /s/ Rod Smith, President

In accordance with the Exchange Act, this registration statement has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Dated: November 5, 1999	/s/ Rod Smith, Chief Executive Officer and Director
Dated: November 5, 1999	/s/ Paul Jarman, Chief Financial Officer
Dated: November 5, 1999	/s/ Theodore Stern, Director
Dated: November 5, 1999	/s/ Gary Smith, Director
Dated: November 5, 1999	/s/ Edward Dallin Bagley, Director

BUI, INC. AND SUBSIDIARY

Index to Financial Statements

Condensed, Consolidated Financial Statements (Unaudited) as of September 30, 1999 and for the Nine-Month Periods Ended September 30, 1999 And 1998
Condensed, Consolidated Balance Sheets as of September 30, 1999 (unaudited) and December 31, 1998	F-2
Condensed, Consolidated Statements of Operations (unaudited) for the three-month periods ended September 30, 1999 and 1998	F-3
Condensed, Consolidated Statements of Operations (unaudited) for the nine-month periods ended September 30, 1999 and 1998	F-4
Condensed, Consolidated Statements of Cash Flows (unaudited) for the nine-month periods ended September 30, 1999 and 1998	F-5
Notes to Condensed Consolidated Financial Statements (Unaudited)	F-6
Consolidated Financial Statements as of December 31, 1998 and 1997 and for the years then ended
Report of Independent Public Accountants	F-8
Consolidated Balance Sheet as of December 31, 1998	F-9
Consolidated Statements of Operations for the years ended December 31, 1998 and 1997	F-10
Consolidated Statements of Shareholders' Deficits for the years ended December 31, 1998 and 1997	F-11
Consolidated Statements of Cash Flows for the years ended December 31, 1998 and 1997	F-12
Notes to Consolidated Financial statements	F-14

BUI, INC. AND SUBSIDIARY
Condensed, Consolidated Balance Sheets
(Unaudited)

	Sept. 30, 1999	Dec. 31, 1998
Assets

Current Assets:
Cash	$2,037,855	$22,690
Restricted cash	40,375	42,263
Accounts receivable, net	818,548	631,324
Other current assets	53,090	3,124
Total Current Assets	2,949,868	699,401

Property and Equipment, net	133,902	112,262

Total Assets	$3,083,770	$811,663

Liabilities and Stockholders' Equity (Deficit)

Current Liabilities:
Accounts payable	$456,991	$680,607
Accrued liabilities	279,630	349,359
Current portion of long-term debt	50,000	472,285
Accrued founders settlement	0	9,000
Preferred series A dividend payable	78,677	0

Total Current Liabilities	865,298	1,511,251

Long Term Debt	1,000,000	1,050,000

Stockholders' Equity (Deficit)

Preferred stock, $0.0001 par value; 5,000,000 shares authorized
Series A 8% convertible preferred stock;
2,000,000 and 0 shares issued, respectively	3,369,540	0
Common stock, $0.0001 par value; 20,000,000 shares
authorized; 3,514,367 and 2,949,549 shares
issued, respectively	351	295
Additional paid in capital	3,645,373	3,610,152
Treasury stock	(141,800)	(141,800)
Options outstanding	17,889	52,411
Accumulated deficit	(5,572,881)	(5,270,646)
Total Stockholders' Deficit	1,218,472	(1,749,588)

Total Liabilities and Stockholders' Equity (Deficit)	3,083,770	$811,663

See accompanying notes to consolidated condensed financial statements.

BUI, INC AND SUBSIDIARY
Condensed, Consolidated Statements of Operations
(Unaudited)

	Three months ended Sept. 30,
	1999	1998

Revenues:
Telecommunications services	$1,294,560	$1,437,368
Net commissions on
telecommunications services	0	150,427
Other	19,446	16,587
	1,314,006	1,604,382

Operating Expenses:
Costs of telecommunications services	857,040	1,203,637
General and administrative	434,823	378,085
Selling and promotion	295,548	208,093
Depreciation and amortization	23,414	16,692
	1,610,825	1,806,507

Loss From Operations	(296,819)	(202,125)

Other Income (Expense):
Interest income	26,535	67
Interest expense	(28,152)	(44,869)
Other Expense, net	(1,617)	(44,802)

Loss Before Series A Preferred Stock Dividend	(298,436)	(246,927)

Series A Preferred Stock Dividends	(75,937)	0

Net Loss Applicable to Common Shareholders	$(374,373)	$(246,927)

Net Loss Per Common Share:
Basic and diluted	$(0.11)	$(0.10)

Weighted Average Common Shares Outstanding:
Basic and diluted	3,514,365	2,386,004

See accompanying notes to consolidated condensed financial statements.

BUI, INC AND SUBSIDIARY
Condensed, Consolidated Statements of Operations
(Unaudited)

	Nine months ended Sept. 30,
	1999	1998

Revenues:
Telecommunications services	$3,808,124	$3,174,888
Net commissions on
telecommunications services	0	373,100
Other	76,662	75,143
	3,884,786	3,623,131

Operating Expenses:
Costs of telecommunications services	2,505,920	2,766,456
General and administrative	1,263,017	1,144,024
Selling and promotion	614,772	629,657
Depreciation and amortization	58,993	47,268
	4,442,702	4,587,405

Loss From Operations	(557,916)	(964,274)

Other Income (Expense):
Interest income	28,054	184
Loan guarantee expense	0	(118,658)
Interest expense	(93,696)	(158,047)
Other Expense, net	(65,642)	(276,521)

Loss Before Series A Preferred Stock Dividend	(623,558)	(1,240,795)

Series A Preferred Stock Dividends	(78,677)	0

Net Loss Applicable to Common Shareholders	$(702,235)	$(1,240,795)

Net Loss Per Common Share:
Basic and diluted	$(0.22)	$(0.58)

Weighted Average Common Shares Outstanding:
Basic and diluted	3,175,516	2,127,510

See accompanying notes to consolidated condensed financial statements.

BUI, INC AND SUBSIDIARY
Condensed, Consolidated Statements of Cash Flows
(Unaudited)
	Nine months ended Sept. 30,
	1999	1998
Operating Activities:
Net Loss	$(702,235)	$(1,240,795)
Adjustments to reconcile net loss to net cash used in
operating activities:
Depreciation and amortization	58,993	47,268
Issuance of common shares for services	0	78,950
Issuance of common shares in connection
with debt agreements	0	161,158
Changes in operating assets and liabilities-
Decrease (Increase) in restricted cash	1,888	(42,237)
Increase in accounts receivable	(187,225)	(473,965)
(Increase) Decrease in other current assets	(49,966)	12,003
(Decrease) increase in accounts payable	(223,616)	371,361
(Decrease) Increase in accrued liabilities	(78,729)	86,545
Increase in dividend payable	78,677	0
Decrease in unearned revenue	0	(60,000)
Net cash used in operating activities	(1,102,213)	(1,059,712)

Investing Activities:
Purchase of equipment, furniture and fixtures	(80,632)	(39,713)
Net cash used in investing activities	(80,632)	(39,713)

Financing Activities:
Proceeds from borrowings under notes payable	57,348	124,959
Principal payments on notes payable	(529,633)	(100,935)
Issuance of common shares for cash and expense of options	1,374,541	1,139,641
Net cash proceeds from issuance of
series A preferred stock	2,295,754	0
Net cash provided by financing activities	3,198,010	1,163,665

Increase in cash	2,015,165	64,240
Cash at beginning of period	22,690	0

Cash at end of period	$2,037,855	$64,240

Supplemental disclosures of cash flow information
Conversion of notes payable to common shares	$0	$470,000
Issuance of common shares in settlement of
Founders agreements	0	55,000
Cash paid for interest	59,000	27,610

See accompanying notes to consolidated condensed financial statements.

BUI, INC.

NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS

(Unaudited)

Note 1. Basis of Presentation

The condensed consolidated financial statements include the accounts of BUI, Inc., a Delaware company, and its wholly owned subsidiary, Buyers United, Inc. (together, the "Company"). All significant intercompany balances and transactions have been eliminated in consolidation.

The financial statements have been prepared, without audit, in accordance with generally accepted accounting principles, pursuant to the rules and regulations of the Securities and Exchange Commission. In the opinion of management, the accompanying financial statements include all adjustments which are necessary for a fair presentation of the results for the interim periods presented, such adjustments being of a normal recurring nature. Certain information and footnote disclosures have been condensed o

Note 2. Private Offering of Series A Convertible Preferred Stock

On April 21, 1999, the Board of Directors authorized an offering of a minimum of 600,000 shares or a maximum of 2,000,000 shares of 8% Series A Convertible Preferred Stock (see Note 6) at an offering price of $2.00 per share. The Series A Preferred Stock provides for a cumulative dividend of 8 percent per annum payable semi-annually on June 30 and December 31 beginning December 31, 1999 out of funds legally available therefore. Dividends may be paid in cash or common stock at the election of the Compan

In connection with the Offering, the Company agreed to pay First Level Capital, Inc. (the "Placement Agent") a sales commission equal to 10 percent of the gross proceeds from the sale of the Series A Preferred Stock. The Company also agreed to pay to the Placement Agent a non-accountable expense allowance equal to 3 percent of the gross proceeds. As additional compensation, the Company agreed to sell to the Placement Agent at the closing of the minimum number of shares offered 500,000 shares

As of July 16, 1999, the 2,000,000 shares of Series A Convertible Preferred Stock were sold with the Company receiving net proceeds of $3,480,000.

Note 3. Net Loss Per Common Share

Basic net loss per common share ("Basic EPS") excludes dilution and is computed by dividing net loss by the weighted average number of common shares outstanding during the year. Diluted net loss per common share ("Diluted EPS") reflects the potential dilution that could occur if stock options or other contracts to issue common stock were exercised or converted into common stock. The computation of Diluted EPS does not assume exercise or conversion of securities that would have an an

Options to purchase 1,339,645 shares of common stock at weighted average exercise price of $2.82 per share as of June 30, 1998, was not included in the computation of diluted EPS. The inclusion of the options and warrants would have been antidilutive, thereby decreasing net loss per common share.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To BUI, Inc.:

We have audited the accompanying consolidated balance sheet of BUI, Inc. (formerly Buyers United International, Inc.) (a Delaware corporation) and subsidiary as of December 31, 1998 and the related consolidated statements of operations, shareholders' deficit and cash flows for the years ended December 31, 1998 and 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the o

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of BUI, Inc. and subsidiary as of December 31, 1998, and the results of their operations and their cash flows for the years ended December 31, 1998 and 1997 in conformity with generally accepted accounting principles.

ARTHUR ANDERSEN LLP

Salt Lake City, Utah

July 16, 1999

BUI, INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEET

AS OF DECEMBER 31, 1998

ASSETS

CURRENT ASSETS:
Cash	$ 22,690
Restricted cash	42,263
Accounts receivable	631,324
Other current assets	3,124
Total current assets	699,401
EQUIPMENT, FURNITURE AND FIXTURES, net of accumulated depreciation of $159,726	112,262
Total assets	$ 811,663

LIABILITIES AND SHAREHOLDERS' DEFICIT

CURRENT LIABILITIES:
Current portion of notes payable	$ 472,285
Accounts payable	680,607
Accrued liabilities	349,359
Accrued Founders settlement	9,000
Total current liabilities	1,511,251
NOTES PAYABLE, net of current portion	1,050,000
COMMITMENTS AND CONTINGENCIES (Notes 1, 5, 6 and 8)
SHAREHOLDERS' DEFICIT:
Preferred stock, $0.0001 par value; 5,000,000 shares authorized	-
Common stock, $0.0001 par value; 20,000,000 shares authorized; 2,949,549 shares issued	295
Additional paid-in capital	3,610,152
Treasury stock, 74,162 shares, at cost	(141,800)
Options outstanding	52,411
Accumulated deficit	(5,270,646)
Total shareholders' deficit	(1,749,588)
Total liabilities and shareholders' deficit	$ 811,663

See accompanying notes to consolidated financial statements.

BUI, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997

	1998	1997
REVENUES:
Telecommunications services	$ 4,580,575	$ -
Net commissions on telecommunications services	428,382	770,758
Other	78,404	91,994
	5,087,361	862,752
OPERATING EXPENSES:
Cost of telecommunication services	3,088,344	-
Cost of other revenues	52,606	51,108
General and administrative	1,950,854	1,706,407
Selling and promotion	1,073,440	1,276,549
	6,165,244	3,034,064
LOSS FROM OPERATIONS	(1,077,883)	(2,171,312)
OTHER INCOME (EXPENSE):
Interest and other income	274	20,315
Interest expense	(388,973)	(542,405)
Total other expense, net	(388,699)	(522,090)
NET LOSS	$ (1,466,582)	$ (2,693,402)
NET LOSS PER COMMON SHARE: Basic and diluted	$ (0.66)	$ (1.41)
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING: Basic and diluted	2,228,702	1,907,329

See accompanying notes to consolidated financial statements.

BUI, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' DEFICIT FOR THE YEARS ENDED

DECEMBER 31, 1998 AND 1997

	Common Stock		Additional Paid-in	Treasury Stock		Options	Accumulated
	Shares	Amount	Capital	Shares	Amount	Outstanding	Deficit	Total
BALANCE, December 31, 1996	1,462,904	$ 146	$ 309,447	-	$ -	$ -	$ (1,110,662)	$ (801,069)
Sale of common shares for cash	170,670	17	514,808	-	-	-	-	514,825
Issuance of common shares for services	155,829	16	470,654	-	-	-	-	470,670
Issuance of common shares in connection with debt issuance	74,162	7	223,993	-	-	-	-	224,000
Issuance of common shares in merger with Linguistix, Inc.	151,299	15	31,995	-	-	-	-	32,010
Issuance of common shares in settlement of Founders agreements	3,708	-	20,000	-	-	-	-	20,000
Surrendor of common shares for cancellation by major shareholders	(74,162)	(7)	7	-	-	-	-	-
Repurchase of common shares for cash	-	-	-	74,162	(141,800)	-	-	(141,800)
Net loss	-	-	-	-	-	-	(2,693,402)	(2,693,402)
BALANCE, December 31, 1997	1,944,410	$ 194	$ 1,570,904	74,162	$ (141,800)	$ -	$ (3,804,064)	$ (2,374,766)

See accompanying notes to consolidated financial statements.

BUI, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' DEFICIT FOR THE YEARS ENDED

DECEMBER 31, 1998 AND 1997 (CONTINUED)

	Common Stock		Additional Paid-in	Treasury Stock		Options	Accumulated
	Shares	Amount	Capital	Shares	Amount	Outstanding	Deficit	Total
BALANCE, December 31, 1997	1,944,410	$ 194	$ 1,570,904	74,162	$ (141,800)	$ -	$ (3,804,064)	$ (2,374,766)
Sale of common shares for cash	332,808	33	1,196,708	-	-	-	-	1,196,741
Issuance of common shares for services	46,975	5	93,945	-	-	-	-	93,950
Issuance of common shares in connection with conversion of debt and related accrued interest	509,747	51	482,783	-	-	-	-	482,834
Issuance of common shares in connection with loan guarantee and loan extension	105,412	11	210,813	-	-	-	-	210,824
Issuance of common shares in settlement of Founders agreements	10,197	1	54,999	-	-	-	-	55,000
Issuance of options to purchase common shares	-	-	-	-	-	52,411	-	52,411
Net loss	-	-	-	-	-	-	(1,466,582)	(1,466,582)
BALANCE, December 31, 1998	2,949,549	$ 295	$ 3,610,152	74,162	$ (141,800)	$ 52,411	$ (5,270,646)	$ (1,749,588)

See accompanying notes to consolidated financial statements.

BUI, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997

Increase (Decrease) in Cash

	1998	1997
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$ (1,466,582)	$ (2,693,402)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	62,174	75,981
Issuance of common shares for services	93,950	470,670
Issuance of common shares in connection with debt agreements	210,824	224,000
Issuance of common shares as payment for interest	12,834	-
Expense for options to purchase common shares	52,411	-
Gain on sale of equipment, furniture and fixtures	-	(4,783)
Changes in operating assets and liabilities-
Increase in restricted cash	(42,263)	-
(Increase) decrease in accounts receivable	(617,421)	200,000
Increase in other current assets	(2,559)	(565)
(Decrease) increase in checks written in excess of cash balance	(10,721)	10,721
Increase in accounts payable	350,266	254,067
Increase in accrued liabilities	168,887	88,324
(Decrease) increase in unearned revenue	(81,788)	81,788
(Decrease) increase in accrued Founder settlement	(6,000)	-
Net cash used in operating activities	(1,275,988)	(1,293,199)
CASH FLOWS FROM INVESTING ACTIVITIES:
Cash acquired in merger with Linguistix	-	32,010
Proceeds from the sale of equipment, furniture and fixtures	-	12,500
Purchase of equipment, furniture and fixtures	(28,535)	(154,331)
Net cash used in investing activities	(28,535)	(109,821)

See accompanying notes to consolidated financial statements.

BUI, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997

Increase (Decrease) in Cash

	1998	1997
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from borrowings under notes payable	238,000	793,000
Principal payments on notes payable	(107,528)	(26,187)
Net advances from major shareholder	-	22,797
Issuance of common shares for cash	1,196,741	514,825
Repurchase of common shares	-	(141,800)
Net cash provided by financing activities	1,327,213	1,162,635
NET INCREASE (DECREASE) IN CASH	22,690	(240,385)
CASH AT BEGINNING OF PERIOD	-	240,385
CASH AT END OF PERIOD	$ 22,690	$ -
SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for interest	$ 187,955	$ 306,443

SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES:
Conversion of notes payable to common shares	$ 470,000	$ -
Issuance of common shares in settlement of Founders agreements	55,000	20,000
Assumption of debt from major shareholder	-	200,000

See accompanying notes to consolidated financial statements.

BUI, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) DESCRIPTION OF THE COMPANY AND NATURE OF OPERATIONS

The Company was originally incorporated in Utah on January 16, 1996 as WealthNet Incorporated ("WealthNet"). On November 13, 1997, WealthNet was merged into Linguistix Acquisition Inc. ("LAI"), a Utah corporation and wholly owned subsidiary of Linguistix, Inc. ("Linguistix")(the "Linguistix Merger"). LAI was the surviving corporation and effective with the Linguistix Merger changed its name to Buyers United, Inc. ("Buyers United"). The Linguistix Merge d, with the recommendation of the Board of Directors of WealthNet, to enhance the ability of WealthNet to raise debt and equity capital needed for operations.

Linguistix was a Utah corporation organized in August 1994 as a vehicle to receive the assets of Twin Creek Exploration Co., Inc. ("Twin Creek") prior to a business reorganization. Prior to the Linguistix Merger, Linguistix' operations were limited to receiving minimal oil and gas royalties, which have not continued, and as of the date of the merger the only significant identifiable asset consisted of $32,010 of cash. There were no liabilities assumed in the merger. In connection with ix Merger, Linguistix changed its name to Buyers United International, Inc. ("BUII").

The merger of WealthNet with Buyers United and BUII has been reflected in the accompanying consolidated financial statements as a reverse acquisition accounted for as a purchase. WealthNet has been presented as the continuing accounting entity with the equity accounts and common shares outstanding being retroactively restated to reflect the effect of the exchange ratio established in the Linguistix Merger. BUII is presented as the acquired entity with its assets and liabilities being recorded at estima e as of the merger date and the results of operations of BUII being included in the accompanying consolidated financial statements from the date of the Linguistix Merger. Following the Linguistix Merger, BUII has pursued the business of WealthNet.

BUI, Inc. was incorporated in the state of Delaware on March 15, 1999 for the purpose of reincorporating BUII as a Delaware corporation. Effective April 9, 1999, BUII was merged into BUI, Inc. (the "BUI Merger"). In the BUI Merger, each four shares of BUII common stock and each four options to purchase shares of BUII's common stock were converted into one share of common stock of BUI, Inc. or options to purchase one share of BUI Inc.'s common stock. The equity accounts and the common shares n the accompanying consolidated financial statements have been retroactively restated to reflect the effect of the BUI Merger.

BUI, Inc., BUII, Buyers United, and WealthNet are collectively referred to herein as the "Company."

The Company is a consumer buying organization with the objective of providing high quality consumer products and services at favorable prices to its consumer members. The Company has begun to form strategic alliances and joint ventures with various consumer service providers in an effort to combine the purchasing power of its consumer members to negotiate favorable prices from these providers. The Company markets its products and services by offering incentives to its consumer members to attract additi s with whom they have ongoing relationships to the Company's products and services. As of December 31, 1998, the Company provided discounted long distance telecommunication services to its consumer members.

As of December 31, 1998, the Company had a working capital deficit of $811,850, a shareholders' deficit of $1,749,588 and has incurred net losses of $1,466,582, and $2,693,402 during the years ended December 31, 1998 and 1997, respectively. Subsequent to December 31, 1998, the Company has raised $173,000 of additional equity capital through the sale of common shares and has raised $3,480,000 in an offering of 2,000,000 shares of 8% Series A Convertible Preferred Stock at an offering price of $2 per shar ). In addition, the Company received $160,000 in May 1999 under an 8% unsecured convertible promissory note due June 1, 2000 and five-year warrants to purchase shares of common stock at an exercise price of $1.25 per share.

The Company is subject to certain risk factors frequently encountered by companies lacking adequate capital and which are in the early stages of developing a business line that may impact its ability to become a profitable enterprise. These risk factors include:

  The consumer buying organization industry is characterized by intense competition, and many of the Company's competitors are substantially larger than the Company with greater financial and other resources. In addition, the Company is currently marketing telecommunications services, including long distance services, to its consumer members. The U.S. long distance telecommunications industry is highly competitive and significantly influenced by the marketing and pricing strategies of the major industry , which are significantly larger than the Company and have substantially greater resources.
  The Company's ability to effectively provide telecommunications services to its members depends on its ability to form strategic alliances and joint ventures with third party telecommunications service providers that provide high quality services at competitive prices. The Company currently obtains its telecommunications services from one supplier. Although there are a limited number of telecommunication service providers, a change in suppliers could cause a disruption in service and possible loss of ch could affect operating results adversely.
  The Company's relationship marketing system is or may be subject to or affected by extensive government regulation, including without limitations, state regulation of marketing practices and federal and state regulation of the offer and sale of business franchises, business opportunities, and securities. Long distance telecommunications carriers currently are subject to extensive federal and state government regulation.
  Additional funds will be required to finance the Company's operations until profitability can be achieved and to fund the repayment of debt obligations and other liabilities. There can be no assurance that the additional funding will be available or, if available, that it will be available on acceptable terms or in required amounts.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Equipment, Furniture and Fixtures

Equipment, furniture and fixtures are stated at cost. Major additions and improvements are capitalized, while minor repairs and maintenance costs are expensed when incurred. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets which are as follows:

Computer and office equipment	3 years
Furniture and fixtures	3 years

When equipment, furniture and fixtures are retired or otherwise disposed of, the book value is removed from the asset and related accumulated depreciation accounts, and the net gain or loss is included in the determination of net income (loss).

Fair Value of Financial Instruments

The carrying amounts reported in the accompanying consolidated balance sheets for cash, receivables, and accounts payable approximate fair values because of the immediate or short-term maturities of these financial instruments. The fair value of the Company's notes payable also approximate fair value based on current rates for similar debt instruments.

Revenue Recognition and Related Arrangements

Beginning in January 1997, the Company's long distance service was provided under a Strategic Member Reseller Agreement (the "Reseller Agreement") with I-Link WorldWide, Inc. ("I-Link"). Under the Reseller Agreement, the Company functioned as a commissioned agent for selling I-Link's long distance service. The commissions received by the Company were based on revenues collected by I-Link from the Company's members. Under the Reseller Agreeme ovided all provisioning, tariffing, negotiating and securing local exchange carrier agreements, billing and collection services, status tracking, accounting and reporting. Accordingly, the Company recognized commission revenue monthly as received from I-Link.

Due to difficulties encountered under the arrangement with I-Link, in May 1998, the Company and I-Link entered into a business separation agreement to provide for the separation of their business relationship and a mutual release of all claims which may have arisen between them prior to the date of the Reseller Agreement. Under the separation agreement, the Company agreed to undertake at its own expense on a "best efforts" basis to collect all current and past due accounts receivable relating vices utilized by the Buyers United customers after January 1, 1997. All collected funds were to be distributed fifty percent to the Company and fifty percent to I-Link; provided, however, that the first $200,000 collected was to be allocated to the Company and the second $200,000 collected was to be allocated to I-Link. Thereafter, any collected funds would be distributed on a 50/50 basis to the Company and I-Link. As of December 31, 1998, the Company had received the initial $200,000 and management doe to receive any additional amounts under the separation agreement.

In December 1997, the Company entered into a three year Service Agreement with IXC Communications, Inc. ("IXC") (the "IXC Service Agreement"). Under the IXC Service Agreement, IXC agreed to sell to the Company telecommunications services at certain rates and the Company has the rights to resell the services to its members. Pursuant to the IXC Service Agreement, the Company is billed monthly for the long distance line costs incurred by the Company's m e Company has the obligations to perform all tariffing, billing and collections. Accordingly, revenues from telecommunications services under the IXC Service Agreement are recognized as the services are provided and billed to the customers with a provision for uncollectable accounts and cost of revenues are recognized as the services are provided by IXC.

Initially the Company contracted to have IXC provide certain billing , status tracking, accounting and reporting services. Pursuant to the IXC Service Agreement, the Company has granted to IXC a first priority security interest in the Company's receivables from its customers and has directed its customers to make all payments directly to a lockbox account for the benefit of IXC. As of December 31, 1998, the lockbox account had a balance of $42,263, which is reflected in the accompanying consolidated b as restricted cash, and the Company had a payable to IXC of $525,734, secured by the Company's accounts receivable of $631,324.

Revenues from sales of products are recognized upon shipment of the products to the customers.

The Company's revenue recognition policy with respect to reseller agreements is to record gross revenues and receivables from customers when title to the products or services passes to the Company and then from the Company to the end customer. This is evidenced by the Company's obligation to pay the supplier for the products and services regardless of whether the Company eventually collects from its end customer and the Company bears the credit risk related to i With respect to commission or other arrangements in which title to the credit risk related to nonpayment by the Company's customers for products or services, the Company recognizes net commission revenues. Revenues from sales of products are recognized upon shipment of the products to the customers and revenues from services are recognized as the services are provided.

Member Incentive Payments

Each month the Company rebates ten percent of collected usage revenue to its members under an incentive program referred to as "Piece of the Pie." Collected usage revenue is defined as the usage portion of a bill that is paid in full within 45 days of the statement date. This rebate pool is referred to as the "Pie." The "Pie" is disbursed proportionally every month to qualifying members according to the amount of usage generated by their referrals. Qualifying members led for the difference between their monthly statement and the amount of the rebate earned. In situations where the amount of the rebate exceeds the amount on the member's statement, the excess amount is paid to the member in the form of a check. There are no guaranteed rebates. Members do not have the option to exchange excess rebates for services in future periods.

The Company accounts for the piece of the pie rebates by recording an accrual for the estimated rebates to be paid applicable to each month's revenues. The rebates are classified as selling and promotion expense in the accompanying statements of operations and the rebate is accrued in the accompanying balance sheet under accrued liabilities. The rebates amounted to $310,780 and $336,308 during the years ended December 31, 1998 and 1997, respectively, and as of December 31, 1998 accrued rebates amounted /P>

Income Taxes

The Company recognizes a liability or asset for the deferred income tax consequences of all temporary differences between the tax bases of assets and liabilities and their reported amounts in the financial statements that will result in taxable or deductible amounts in future years when the reported amounts of the assets and liabilities are recovered or settled. These deferred income tax assets or liabilities are measured using the enacted tax rates that will be i the differences are expected to reverse.

Net Loss Per Common Share

Basic net loss per common share ("Basic EPS") excludes dilution and is computed by dividing net loss by the weighted average number of common shares outstanding during the year. Diluted net loss per common share ("Diluted EPS") reflects the potential dilution that could occur if stock options or other contracts to issue common stock were exercised or converted into common stock. The computation of Diluted EPS does not assume exercise or conversion of securities that would have a e effect on net loss per common share.

Options to purchase 622,930 and 1,339,645 shares of common stock at weighted average exercise prices of $3.49 and $2.82 per share as of December 31, 1997 and 1998, respectively, were not included in the computation of diluted EPS. The inclusion of the options and warrants would have been antidilutive, thereby decreasing net loss per common share.

Reclassifications

Certain reclassifications have been made to the 1997 and 1996 financial statements to be consistent with the 1998 presentation.

(3) NOTES PAYABLE

Notes payable consist of the following as of December 31, 1998:

Note payable to an individual; interest at 10 percent payable monthly, principal due on April 15, 2000 ($500,000 of principal is convertible to common stock at $4 per share at the option of the holder on or before April 15, 2000); secured by certain assets of a shareholder of the Company (see discussion below)

$ 1,050,000

Note payable to a shareholder; interest at 20 percent through January 9, 1998 and 6 percent thereafter payable monthly; due on demand; unsecured (see discussion below)	251,312

Note payable to a shareholder; interest at 10 percent; due on demand (convertible to common stock at $2.00 per share at the option of the holder); unsecured	150,000

Note payable to a limited liability company; interest at 10 percent , principal and interest due in monthly installments of $9,578, secured by interest in accounts receivable	48,771

Note payable to a shareholder; interest at 10 percent; due on demand; unsecured	22,202

Total notes payable	1,522,285
Less current portion	(472,285)
Notes payable, net of current portion	$ 1,050,000

As of December 31, 1996, the Company had borrowed $163,300 from Rod Smith, the Company's president, major shareholder and founder, under an unsecured note payable arrangement providing interest at 9 percent per annum with the principal and accrued interest due on June 30, 1997. In October 1997, this amount was repaid to Rod Smith in connection with the Company assuming a $200,000 obligation of Rod Smith's to his father, Gary Smith, and was included in the $1,300,000 note payable to Gary Smith as of Dece included above.

During 1996 and 1997, Gary Smith advanced $1,100,000 to the Company for working capital and other corporate purposes. Under an informal agreement with the Company, the advances by Gary Smith accrued interest at the rate of 20 percent per annum and were unsecured. In consideration for making these loans and for other services provided, the Company issued to Gary Smith 185,405 and 74,162 shares of common stock during 1996 and 1997, respectively, and granted options to purchase 55,622 shares of common sto er share and 185,405 shares of common stock at $5.39 per share. The estimated fair market value of the common shares issued to Gary Smith has been reflected as additional interest expense or administrative expense in the accompanying consolidated financial statements.

In October 1997, Gary Smith and Rod Smith entered into a Restructuring Agreement with the Company, which provided for formalization of the debt obligation of the Company to Gary Smith and the return of shares of common stock for cancellation by both Rod Smith and Gary Smith to assist the Company in obtaining additional capital (see Note 6). The Company issued to Gary Smith an unsecured promissory note in the principal amount of $1,300,000 (which included the $200,000 borrowed by Rod Smith from Gary Smit to the Company), bearing interest at 20 percent per annum.

In January 1998, the Company restructured the $1,300,000 note payable to Gary Smith. The Company transferred $1,000,000 of the $1,300,000 note payable to an individual. The new $1,000,000 note payable included interest at ten percent payable monthly with all principal and accrued interest to be due November 15, 1998. The $1,000,000 note payable was guaranteed by Gary Smith. As consideration for Gary Smith's guarantee of the $1,000,000 note payable, the Company issued 74,162 shares of common stock to The terms of the remaining $300,000 were initially changed to be non-interest bearing and to include monthly principal payments of $10,000 commencing February 1, 1998 and continuing thereafter to February 1, 1999, when all remaining principal was due and payable. Subsequently, the terms of the remaining $300,000 were modified to include interest at 6 percent payable monthly with the principal due as the Company has available resources. The remaining principal balance of $251,312 as of December 31, 1998 ha ed as a current note payable in the accompanying financial statements.

In September 1998, the $1,000,000 note payable was restructured to add $50,000 of accrued interest to the principal balance, extend the due date to April 15, 2000 with monthly interest payments commencing on October 15, 1998, and secure the note with certain assets of Gary Smith and terminate the guarantee. As consideration, the individual was issued 31,250 shares of common stock and was granted an option to convert $500,000 of the note into shares of common stock at a price of $4.00 per share through A . The $1,050,000 is classified as a noncurrent liability in the accompanying December 31, 1998 consolidated balance sheet.

  INCOME TAXES

  The components of the net deferred income tax assets as of December 31, 1998 are as follows:

Net operating loss carryforwards	$ 1,428,100
Writeoff of WealthNet System for financial reporting purposes	138,900
Reserves and accrued liabilities	37,000
Total deferred income tax assets	1,604,000
Valuation allowance	(1,604,000)
Net deferred income tax assets	$ -

  As of December 31, 1998, the Company had net operating loss carryforwards for federal income tax reporting purposes of approximately $3,860,000. For federal income tax purposes, utilization of these carryforwards is limited if the Company has had more than a 50 percent change in ownership (as defined by the Internal Revenue Code) or, under certain conditions, if such a change occurs in the future. The tax net operating loss carryforwards will expire beginning in 2011.

  No benefit for income taxes has been recorded during the years ended December 31, 1998 and 1997. As discussed in Note 1, certain risks exist with respect to the Company's future profitability and management has concluded that, due to these uncertainties, the related deferred income tax assets may not be realized. Accordingly, a valuation allowance has been recorded to offset the deferred income tax assets.

  COMMITMENTS AND CONTINGENCIES

  Legal Matters

  Teleconference Units - As discussed in Note 6, in 1996 the Company entered into agreements with certain investors pursuant to which they were entitled to receive 1,000 teleconference units, each unit entitling the holder to one 30-minute conference call for up to 200 participants through December 1998. As of December 31, 1998, the Company has reacquired all of the units except for 900 units granted to Mr. Ray Gray. On October 15, 1997, the Company made a f on Mr. Gray to surrender all 1,000 teleconferencing units he received as an original investor in the Company in exchange for $10,000, as provided in the original agreement. On December 16, 1997, the Company was served with a complaint filed in the Third Judicial District Court, Salt Lake County, Utah, alleging that the Company breached a contract to provide teleconferencing units resulting in damages to the plaintiff, It Makes Cents ("IMC"), of at least $270,000. IMC is allegedly the assignee of erencing units originally granted to Mr. Gray. The Company is of the opinion that the purported assignment of the units is a breach of the Company's contract with Mr. Gray.

  The teleconferencing units were granted to the original investors based on certain beliefs regarding the cost of providing the teleconferencing units. Subsequently, the Company determined that the costs to provide the teleconferencing units would be higher than originally estimated. The original investors, including Mr. Gray, agreed not to sell any of the teleconferencing units without first contacting the Company. Mr. Gray did not contact the Company prior to his alleged sale of teleconferencing unit

  The Company, by way of defense, asserts that Mr. Gray agreed to not market or sell the teleconferencing units and that Mr. Gray is in breach of that contractual agreement. The Company also asserts that the plaintiff is not in privity of contract with the Company and therefore, the Company owes no contractual duty to Plaintiff. A pre-trial conference has been held at which the complaint was dismissed without prejudice for failure of the plaintiff to appear. If the plaintiff does not refile the complain year, it will be barred from doing so under the applicable statute of limitations. Based on the foregoing circumstances and after discussion with legal counsel, management believes that the ultimate outcome of this matter will not have a material effect on the Company's financial position or results of operations.

  Bountiful - As discussed in Note 7, commencing in January 1996, the Company was involved in a series of transactions with Bountiful. Bountiful originally obtained funds for its operations in 1995 by selling income participation interests to a small group of individuals ("Participants") and borrowing certain funds from the Participants. Bountiful was formed for the purpose of developing a multi-level marketing training system known as the "WealthNet System," and an infomercial g the system primarily to NuSkin distributors. Bountiful was unable to market its program to NuSkin distributors and sought to market the WealthNet System to other multilevel distributors through marketing companies and the infomercial. This also proved unsuccessful. On January 23, 1998, the Participants filed a lawsuit in Federal District Court, District of Utah against Rod Smith, individually, Bountiful, and the Company. The complaint alleged that Rod Smith and Bountiful committed fraud in connection r and sale of the revenue participation interests to the Participants, that Rod Smith and Bountiful violated securities registration requirements of federal and state securities laws in connection with the offer and sale of those interests, and that Rod Smith and Bountiful wrongfully diverted funds and other assets of Bountiful to the Company. The Participants sought rescission of their investment in Bountiful in the amount of approximately $675,000 and asked by way of relief that the stock of the Company Smith be declared to be held in trust for the benefit of the Participants. The Participants further demanded unspecified damages against the Company for the conversion of the assets of Bountiful.

  Subsequent to December 31, 1998, two of the plaintiffs and Rod Smith entered into a settlement agreement. Under the settlement agreement, the Company will grant to the two plaintiffs options to purchase a total of 50,000 shares of the Company's common stock at a price of $2.00 per share exercisable through July 15, 1999. The plaintiffs will dismiss their claims against the Company with prejudice, and will indemnify the Company against all claims and causes of actions which were or could be brought agai ny by the remaining two plaintiffs. Management believes, after discussion with legal counsel, that the ultimate outcome of this matter will not have a material effect on the Company's financial position or results of operations.

  The Company is the subject of certain other legal matters, which it considers incidental to its business activities. It is the opinion of management, after discussion with legal counsel, that the ultimate disposition of these legal matters will not have a material impact on the financial position, liquidity or results of operations of the Company.

  CAPITAL TRANSACTIONS

  Authorized Capitalization

  As a result of the reincorporation as a Delaware corporation discussed in Note 1, the authorized capitalization of the Company consists of 20,000,000 shares of common stock, par value $0.0001, and 5,000,000 shares of preferred stock, par value $0.0001. In the reincorporation, each four shares of common stock previously issued and outstanding and each four outstanding options to purchase shares of common stock were converted into one share of common stock or option one share of common stock, a one for four reverse stock split. The equity accounts and the common shares outstanding in the accompanying consolidated financial statements have been retroactively restated to reflect the reverse stock split.

  Preferred Stock - The Board of Directors is authorized to classify any shares of the Company's authorized but unissued preferred stock in one or more series. With respect to each series, the Board of Directors is authorized to determine the number of shares which constitute such series; the rate of dividend, if any, payable on shares of such series; whether the shares of such series shall be cumulative, non-cumulative or partially cumulative as to dividends, and the dates from which any cumulative d to accumulate; whether the shares of such series may be redeemed, and, if so, the price or prices at which and the terms and conditions on which shares of such series may be redeemed; the amount payable upon shares of such series in the event of the voluntary or involuntary dissolution, liquidation or winding up of the affairs of the Company; the sinking fund provisions, if any, for the redemption of shares of such series; the voting rights, if any, of the shares of such series; the terms and conditions, if h shares of such series may be converted into shares of capital stock of the Company of any other class or series; whether the shares of such series are to be preferred over shares of capital stock of the Company of any other class or series as to dividends, or upon the voluntary or involuntary dissolution, liquidation, or winding up of the affairs of the Company, or otherwise; and any other characteristics, preferences, limitations, rights, privileges, immunities or terms.

  Series A Convertible Preferred Stock - The Board of Directors has authorized 2,000,000 shares of Series A Convertible Preferred Stock (the "Series A Preferred Stock"). Cumulative dividends accrue on the Series A Preferred Stock at the rate of 8% per annum from the date of original issue and are payable semi-annually on June 30 and December 31 of each year out of funds legally available for the payment of dividends. Dividends are payable in cash or common stock at the election of the Co id in common stock, the number of shares issued will be based on the average of the closing bid prices for the common stock over the five trading days immediately prior to the dividend payment date. If the Company fails to pay any dividend within 60 days of its due date, the conversion price (see below) is adjusted downward by $0.25 per share for each occurrence.

  The Series A Preferred Stock is convertible to common stock at any time at the election of the holder and under limited circumstances at the election of the Company. The conversion rate is one share for one share, subject to adjustment in the event of a recapitalization, reorganization, or other corporate restructuring or in the event the Company shall sell or otherwise issue securities at a price below $2.00 per share or the then adjusted conversion price. The Series A Preferred Stock can be redeemed y's election at any time commencing January 1, 2005, at a redemption price of $2.00 per share plus all accrued dividends as of the redemption date.

  The Series A Preferred Stock has no voting rights, except as required by the General Corporation Laws of Delaware that require class votes on certain corporate matters and matters affecting the rights of the holders of the Series A Preferred Stock. The Series A Preferred Stock is superior in right of payment in the event of liquidation and with respect to dividends to the common stock and all other series of preferred stock that may be subsequently authorized.

  As discussed in Note 8, subsequent to December 31, 1998 the Company sold the 2,000,000 shares of Series A Preferred Stock in a private offering.

  Merger of WealthNet into LAI

  As discussed in Note 1, on November 13, 1997 WealthNet was merged into Buyers United, a wholly owned subsidiary of BUII, formerly Linquistix. The merger of WealthNet with Buyers United has been reflected in the accompanying consolidated financial statements as a reverse acquisition accounted for as a purchase. WealthNet has been presented as the continuing accounting entity with the equity accounts and common shares outstanding being retroactively restated to ref ct of the exchange ratio established in the merger. BUII is presented as the acquired entity with its assets and liabilities being recorded at estimated fair value as of the merger date. Prior to the merger, BUII's operations were limited to receiving minimal oil and gas royalties, which have not continued, and as of the date of the merger the only significant identifiable asset consisted of $32,010 of cash. There were no liabilities assumed in the merger. The 151,299 shares (post reverse stock split) ck of BUII outstanding at the date of the merger have been recorded at the value of the cash obtained in the merger.

  Stock Issued for Services

  During the years ended December 31, 1997 and 1998, the Company has issued shares of common stock to certain officers, key employees and others for services provided to the Company. In January 1998, the Company applied for and received approval to have certain of its outstanding common shares listed on the Nasdaq Bulletin Board. Very limited trading in the Company's common stock ensued with the bid prices ranging from $7 per share during the first three m to $2 per share during the last three months of 1998. Management and the Board of Directors of the Company determined that the limited transactions on the Nasdaq Bulletin Board did not represent an established market and therefore the bid prices were not conclusive evidence of the fair value of the Company's common shares. Management and the Company's Board of Directors concluded that the fair value of the shares issued for services should be based upon cash purchases of the Company's common shares durin tive year and the related terms of the cash transactions. The Company issued 46,975, and 155,829 shares of common stock to other key employees, directors, and promoters for services rendered during the years ended December 31, 1998 and 1997, respectively. These shares were valued at $2.00 per share during 1998 and at $3.02 per share during 1997.

  In connection with the Linguistix Merger and the Company's efforts to obtain additional financing, in September 1997 Rod Smith and Gary Smith (the "Shareholders") entered into a Restructuring Agreement with the Company. Pursuant to the agreement, the Shareholders agreed to surrender 37,081 and 74,162 shares of common stock, respectively, to the Company for cancellation. The shares surrendered were previously issued to the Shareholders for services as described above. The 37,081 shares of co be surrendered by Rod Smith were not actually returned to the Company, but rather were transferred to new investors who purchased common shares in 1998 as discussed below.

  Private Offerings of Common Stock

  During the year ended December 31, 1997, the Company sold 170,670 shares of common stock for cash at prices ranging from $1.96 to $5.40 per share resulting in net proceeds of $514,825. The Company also repurchased 74,162 shares of common stock from a shareholder in exchange for $141,800 in cash and the issuance of options to purchase 4,635 shares of common stock at $4.00 per share through October 15, 1999.

  In February 1998, the Board of Directors authorized a best efforts private offering of 500,000 shares of common stock at a price of $4.00 per share. The shares were offered directly by the Company. During 1998, the Company sold 286,288 shares of common stock at a price of $4.00 per share. With respect to the investors that acquired 260,038 of the 286,288 shares of common stock, as additional incentive to invest in the Company Rod Smith agreed to transfer to the al shares for each share acquired resulting in the investors effectively paying $2.00 per share. The 260,038 shares of common stock transferred by Rod Smith to the investors included the 37,081 shares he had committed to return to the Company in 1997 as discussed above. Additionally, the Company sold 41,020 shares of common stock to certain employees at a price of $2.00 per share, based on the effective price of $2.00 per share paid during the year by a majority of investors.

  During 1998, the Company also sold 5,500 shares of common stock to investors at a price of $4.00 per share in connection with an offering of shares in the State of New York. The New York offering was completed to satisfy a public offering requirement related to the Founders agreements discussed below.

  Debt Conversions and Related Agreements

  As discussed in Note 3, during the year ended December 31, 1998 the Company converted an 8% convertible debenture in the amount of $400,000 to 468,330 shares of common stock at a price of $0.85 per share based on the contractual terms of the debenture. The Company also converted a $70,000 note payable and related accrued interest of $12,834 to 41,417 shares of common stock at a price of $2.00 per share. In connection with the conversion of the $70,000 note payabl ares of common stock at $4.00 per share to the debt holder.

  Additionally, the Company issued 74,162 shares of common stock to Gary Smith valued at $148,324 or $2.00 per share as consideration of his guarantee of the Company's $1,000,000 note payable. The $2.00 per share value was based on the 1998 issuances of common stock for cash as described above. The Company also issued 31,250 shares of common stock valued at $62,500 or $2.00 per share in connection with restructuring the $1,000,000 note payable. As discussed in Note 3, certain of the Company's n option of the holders at prices ranging from $2.00 to $4.00 per share.

  Founders Agreements

  On January 16, 1996, the Company entered into agreements ("Founders Agreements") with 19 individuals and/or entities that had previously provided $105,000 of funding to Rod Smith for the purpose of acquiring certain telecommunications services. The funds paid to Rod Smith were used for the benefit of the Company. The Founders also provided services to the Company in promoting the original members for the consumer buying organization. Under the Founders the Company agreed to pay each Founder one-twentieth of 1 percent of the gross receipts from certain telecommunications services for a term of 60 years, or until such time that the Company sells its assets to a third party or makes a public offering of its common stock. At the time of a public offering, the Founders in aggregate were to receive options to purchase 19,468 shares of common stock at a price of $0.06 per share in exchange for the royalty interests. As discussed above, the Company sold certain mmon stock during 1998 in the State of New York, which was determined by the Company to satisfy the requirement of a public offering. Accordingly, the royalty interest was terminated and options to purchase 19,468 shares of common stock at $.06 per share were issued to the Founders. The estimated fair value of the options granted of $38,156 was recorded by the Company as additional royalty expense in 1998 with the corresponding credit recorded as outstanding options.

  The Founders also received the right to transfer, assign, or sell an aggregate of 21,000 teleconferencing units, as defined in the Founders Agreements, at any price deemed appropriate by the Founders until December 31, 1998. The Company reserved the right to purchase back or cancel any untransferred, unassigned, or unsold units at any time prior to December 31, 1998 for a price of $10 per unit.

  As discussed in Note 5, subsequent to entering into the Founders Agreements the Company determined that the teleconferencing units were granted based on certain beliefs regarding the cost of providing the teleconferencing units. Subsequently, the Company determined that the costs to provide the teleconferencing units would be higher than originally estimated and the Company proceeded with purchasing back the units. As of December 31, 1998, the Company had issued 35,226 shares of common stock for 19,000 onferencing units rather than purchasing the units at a price of $10 per unit and had paid $11,000 for 1,100 of the remaining units. As of December 31, 1998, the Company had recorded the contract price of $10 per unit for the 900 units not repurchased as accrued Founder settlement in the accompanying consolidated balance sheet. As discussed in Note 5, the remaining 900 units are subject to certain legal proceedings.

  The Company has, in effect, issued shares of common stock to the Founders in exchange for their initial cash investments and for the promotion services rendered to the Company. The amount of the initial investments has been recorded as proceeds from the issuance of stock and the additional cost to repurchase the telecommunication units has been expensed with a credit to shareholders' equity for the shares issued.

  Stock Options

  The Company's Board of Directors has from time to time authorized the grant of stock options to directors, officers and key employees as compensation and in connection with obtaining financing. The following tables summarize the option activity for the period from inception (January 16, 1996) to December 31, 1996 and for the years ended December 31, 1997 and 1998.
	Options	Price Range	Weighted Average Exercise Price
Balance, December 31, 1996	259,567	$2.02 - 5.39	$4.43
Granted	363,363	2.70 - 5.40	2.82
Balance, December 31, 1997	622,930	2.02 - 5.40	3.49
Granted	969,840	0.06 - 9.00	2.71
Cancelled or expired	(253,125)	4.00 - 9.00	4.06
Balance, December 31, 1998	1,339,645	$0.06 - 9.00	$2.82

  The weighted average fair value of options granted during the years ended December 31, 1998 and 1997 was $0.39 and $0.10, respectively. A summary of the options outstanding and options exercisable at December 31, 1998 is as follows:

Options Outstanding				Options Exercisable
Range of Exercise Prices	Options Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Options Exercisable	Weighted Average Exercise Price
0.06 - 1.99	19,468	0.5 years	$ 0.06	19,468	$ 0.06
2.00 - 3.99	1,070,762	6.6 years	2.22	959,519	2.16
4.00 - 5.99	221,290	4.0 years	5.20	221,290	5.20
6.00 - 9.00	28,125	2.6 years	9.00	15,625	9.00
0.06 - 9.00	1,339,645	6.0 years	$ 2.82	1,215,902	$ 2.77

  Stock-Based Compensation

  The Company applies Accounting Principles Board Opinion No. 25 and related interpretations in accounting for its grants of options to purchase common shares to employees. SFAS No. 123, "Accounting for Stock-Based Compensation," requires pro forma information regarding net income (loss) as if the Company had accounted for its stock options granted under the fair value method of the statement. The fair value of the stock options was estimated at the grant date by the Company based on the Bl ption pricing model. The following assumptions were used in the Black-Scholes model: a risk-free interest rate of 6.0 percent, a dividend yield of 0.0 percent, and weighted-average expected lives of 7.5 years and 3.0 years for the years ended December 31, 1998 and 1997 respectively. The pro forma net losses under SFAS No. 123 for the years ended December 31, 1998 and 1997 are $1,948,191, and $2,837,384, respectively, as compared to the reported net losses of $1,466,582 and $2,693,402, respectively.

  Due to the nature and timing of option grants, the resulting pro forma compensation cost may not be indicative of future years.

  RELATED-PARTY TRANSACTIONS

Bountiful, Inc.

Effective February 1, 1996, WealthNet entered into a license agreement with Bountiful, Inc. ("Bountiful"), a Utah corporation owned by WealthNet's founder and major shareholder, Rod Smith. Under the License Agreement, WealthNet licensed the rights to the "WealthNet System" and to an infomercial produced to market the WealthNet System in exchange for a one-time license fee of $150,000, future royalties on sales of the WealthNet System and 278,107 shares of WealthNet's common stock Net System was designed to provide training regarding forming and operating a home-based business using relationship marketing to sell products and services.

Bountiful sold certain of the 278,107 shares of common stock of the Company to investors for proceeds of $613,653. From the proceeds received by Bountiful, Bountiful made cash advances to the Company of $190,000, paid expenses on behalf of the Company of $223,283, and used $200,370 to further develop the WealthNet System and related infomercial. As of December 31, 1996, the Company had a receivable from Bountiful of $225,370. During 1997, the Company and Bountiful agreed that the Company would forgive le from Bountiful in exchange for Bountiful's remaining interest in the WealthNet System. Accordingly, the receivable was reclassified to investment in the WealthNet System. As of December 31, 1996 the Company was no longer selling the WealthNet System; therefore, the Company determined that the total investment of $375,370 in the WealthNet System should be written off.

IXC Service Agreement

In connection with the IXC Service Agreement discussed in Note 2, the Company was required to establish with IXC a $100,000 letter of credit upon execution of the Agreement to secure the Company's performance. The requirement to provide letters of credit was released under the IXC Service Agreement upon the Company granting to IXC a first priority security interest in the Company's receivables from its end users and directing the end users to make payments direct l box account for the benefit of IXC (see Note 2).

In December 1997, the Company obtained the initial letter of credit required for the IXC Agreement under an agreement with Gary Smith (the "LC Agreement"). The LC Agreement provided that Gary Smith would make available to the Company upon its request a letter of credit in the principal amount of $100,000 issued through a bank for a term of six months. In the event any amount was drawn on the letter of credit and not repaid within five days following the draw, the amount drawn was to bear interest at the rate of 20 percent per annum. If the letter of credit was not replaced by another credit facility by the end of the initial six month term, then the letter of credit was automatically extended for a term of six additional months and in consideration for such extension interest would accrue on the principal amount of the letter of credit at the rate of 20 percent per annum, excluding any amounts drawn against the line of credit. In addition, the Company ag to Gary Smith shares of common stock in number equal to the principal amount of the letter of credit, excluding any amount representing a draw under the agreement. As consideration for the LC Agreement, the Company agreed to extend the term of options to purchase 139,054 shares of common stock at $5.40 per share and options to purchase 55,622 shares of common stock at $2.04 per share held by Gary Smith. The option exercise period was extended from October 15, 1998 to October 15, 1999.

On July 1, 1998, the Company extended the term of the LC Agreement and modified the consideration to be paid to Gary Smith to include the issuance of five-year options to purchase 27,500 shares of common stock at $2.00 per share. The estimated fair value of the options of $14,255 was recorded as interest expense during the year ended December 31, 1998 and as outstanding options in the accompanying December 31, 1998 consolidated balance sheet.

Consulting Agreement

In January 1998, the Company entered into a one year consulting agreement with Gary Smith pursuant to which the Company agreed to pay $5,000 per month to Gary Smith for marketing and other related consulting services. The agreement was subsequently modified to cancel the consulting payments during 1998 and to continue the consulting agreement for an additional one-year term beginning January 1, 1999.

  SUBSEQUENT EVENTS

Long-Term Stock Incentive Plan

Effective March 11, 1999, the Company established the Buyers United International, Inc. Long-Term Stock Incentive Plan (the "Stock Plan"). The Stock Plan provides for a maximum of 600,000 shares of common stock of the Company to be awarded to participants and their beneficiaries. The Committee, as determined by the Board of Directors, determines and designates the eligible participants and awards to be granted under the Stock Plan. The Committee may gr stock options, non-qualified options, stock appreciation rights ("SAR") and, on a limited basis, grant stock awards. The terms and exercise prices of options and SARs will be established by the Committee; except that the exercise prices cannot be less than 100 percent of the fair market value of a share of common stock on the date of grant.

Private Offering Of Series A Preferred Stock

On April 21, 1999, the Board of Directors authorized an offering of a minimum of 600,000 shares or a maximum of 2,000,000 shares of 8% Series A Convertible Preferred Stock (see Note 6) at an offering price of $2.00 per share. The Series A Preferred Stock provides for a cumulative dividend of 8 percent per annum payable semi-annually on June 30 and December 31 beginning December 31, 1999 out of funds legally available therefore. Dividends may be paid in cash or common stock at the election of the Co e Company fails to pay any dividend within 60 days of its due date the conversion price will be adjusted by $0.25 per share. The Series A Preferred Stock is convertible into shares of common stock at an initial conversion price of $2.00 per share at the election of the holder at any time and under limited circumstances at the election of the Company.

In connection with the Offering, the Company agreed to pay First Level Capital, Inc. (the "Placement Agent") a sales commission equal to 10 percent of the gross proceeds from the sale of the Series A Preferred Stock. The Company also agreed to pay to the Placement Agent a non-accountable expense allowance equal to 3 percent of the gross proceeds. As additional compensation, the Company agreed to sell to the Placement Agent at the closing of the minimum number of shares offered 500,000 shares y's common stock at a price of $0.01 per share. The Series A Preferred Stock was offered by the Placement Agent on a "best efforts/ all-or-none" basis as to the first 600,000 shares with a total subscription price of $1,200,000 and a "best efforts" basis thereafter. The Company also agreed to enter into a two-year consulting agreement with the Placement Agent. For investment banking and advisory services provided to the Company, the Placement Agent will receive $3,000 per month. The nt upon completion of the offering may designate two members of the Company's Board of Directors for two years.

As of July 16, 1999, the 2,000,000 shares of Series A Convertible Preferred Stock have been sold with the Company receiving net proceeds of $3,480,000.